================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED ______________________________________________

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    FOR THE TRANSITION PERIOD FROM __________________ TO __________________

Commission file number     _________

                               TLC Ventures Corp.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                British Columbia
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

  Suite 285, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered
--------------------------------------------------------------------------------
      None                                               N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                         Common Shares Without Par Value
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

================================================================================

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 19,454,001 Common Shares at December 31, 2004.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

           Yes [_]   No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

           [X] Item 17   [_] Item 18

                               TABLE OF CONTENTS



GLOSSARY

PART I........................................................................6

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............6

   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................7

   ITEM 3.   KEY INFORMATION..................................................7

   ITEM 4.   INFORMATION ON US...............................................13

   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................22

   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................31

   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............36

   ITEM 8.   FINANCIAL INFORMATION...........................................37

   ITEM 9.   THE OFFER AND LISTING...........................................38

   ITEM 10.  ADDITIONAL INFORMATION..........................................38

   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.......49

   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........49

PART II......................................................................49

   ITEM 13.  DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES................49

   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS.................................................49

   ITEM 15.  CONTROLS AND PROCEDURES.........................................49

   ITEM 16.  AUDIT COMMITTEE FINANCIAL EXPERT ITEM 16B. CODE OF ETHICS
             ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES...............49
PART III.....................................................................49

   ITEM 17.  FINANCIAL STATEMENTS............................................49

   ITEM 18.  ................................................................69

   ITEM 19.  EXHIBITS........................................................70

                      INTRODUCTION AND USE OF CERTAIN TERMS

TLC Ventures Corp. is a company incorporated under the BUSINESS CORPORATIONS ACT (British Columbia). It was incorporated on January 15, 1969 under the COMPANY ACT (British Columbia). As used herein, except as the context otherwise requires, the terms "us", "we" or "our" refer to TLC Ventures Corp. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to United States Generally Accepted Accounting Principles and are presented in Canadian dollars. All monetary amounts contained in this Registration Statement are in Canadian dollars unless otherwise indicated.

Our North American office and principal place of business is located at Suite 285, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Our registered office is located at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

                           FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements regarding events and financial trends, which may affect our future operating results and financial position. Such statements are subject to risks and uncertainties that could cause our actual results and financial position to differ materially from those anticipated in forward-looking statements. These factors include, but are not limited to, the fact that we will need additional financing to fully execute our business plan and our business is subject to certain risks. We make cautionary statements in the "Risk Factors" section of this registration statement (see Item 3. Key Information - Risk Factors) and in other parts herein (see Item 5. Operating and Financial Review and Prospects). You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this registration statement.

When used in this Registration Statement, the words "estimate," "intend," "expect," "anticipate" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Registration Statement. These statements are subject to risks and uncertainties that could cause results to differ materially from those contemplated in such forward-looking statements.

                                    GLOSSARY

The following is a glossary of terms that appear in this Registration Statement.

AG                              The elemental symbol for silver.

AU                              The elemental symbol for gold.

COMMON SHARES                   Common Shares without par value in our capital
                                stock.

CU                              The elemental symbol for copper.

DEVELOPMENT                     Preparation of a mineral deposit for commercial
                                production including installation of plant and machinery and the construction of all related facilities.

EXPLORATION                     The prospecting, diamond drilling and other work
                                involved in the searching for ore bodies.

FRACTURE Breaks in a rock, usually due to intensive folding or faulting.

G/T                             Grams per tonne (31.1 g/T = 1.0 troy
                                ounce/tonne).

GRADE The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/T) or ounces per ton (oz/T). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

MINERAL RESERVE                 That part of a mineral deposit which could be
                                economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

MINERAL RESOURCE                A concentration or occurrence of natural, solid,
                                inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.
                                The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

MINERALIZATION                  Usually implies minerals of value occurring in
                                rocks.

NET SMELTER RETURNS ROYALTY     Payment of a percentage of mining revenues after
OR NSR                          deducting applicable smelter charges.

ORE A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

OUTCROP                         An exposure of rock at the earth's surface.

OZ/T                            Troy ounces per tonne.

TONNE OR "T"                    Metric ton = 1,000 kilograms or 1,000,000 grams.

TRENCH A surficial excavation designed to expose bedrock for sampling.

VEINS The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

ZN                              The elemental symbol for zinc.

                                     PART I

          ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

================================================================================

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the names, business addresses and functions of our directors and senior management.

NAME                     BUSINESS ADDRESS                              POSITION
----                     ----------------                              --------
Dr. Sally L. Eyre    Suite 285, 200 Granville Street         Chief Executive Officer, Director
                     Vancouver, British Columbia             and Audit Committee Member
                     Canada
                     V6C 1S4

Douglas B. Forster   Suite 285, 200 Granville Street         Director and Audit Committee
                     Vancouver, British Columbia             Member
                     Canada
                     V6C 1S4


Dr. Richard Henley   131 Poppet Road                         Director, Chairman and Audit
                     Wamboin NSW                             Committee Member
                     2620,
                     Australia


John Reynolds        Suite 285, 200 Granville Street         Director
                     Vancouver, British Columbia
                     Canada
                     V6C 1S4


Jeffrey P. Franzen   Suite 285, 200 Granville Street         Director
                     Vancouver, British Columbia
                     Canada
                     V6C 1S4


Edward Farrauto      Suite 700, 900 West Hastings Street     Chief Financial Officer
                     Vancouver, British Columbia
                     Canada
                     V6C 1E5


Blayne Johnson       Suite 285, 200 Granville Street         Vice President, Corporate
                     Vancouver, British Columbia             Development
                     Canada
                     V6C 1S4


David Toyoda         Suite 1400, 1055 West Hastings Street   Secretary
                     Vancouver, British Columbia
                     Canada
                     V6E 2E9

ADVISERS

Our legal advisers are Catalyst Corporate Finance Lawyers. Their address is Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

INDEPENDENT AUDITORS

Our independent auditors are Staley Okada & Partners. Their address is Suite 400, 889 West Pender St., Vancouver, British Columbia, Canada, V6C 3B2.


Our registrar and transfer agent is Pacific Corporate Trust Company. Their address is 10th Floor, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2B8.

                 ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
================================================================================

Not applicable.

                             ITEM 3. KEY INFORMATION
================================================================================

SELECTED FINANCIAL DATA

The following table sets forth our selected financial information, which has been derived from our financial statements included in this Registration Statement prepared in accordance with Canadian Generally Accepted Accounting Principles which conforms to United States Generally Accepted Accounting Principles ("U.S. GAAP") except as disclosed in Note 17 to the financial statements included herein. Information for the 12 months ended December 31, 2004, 2003 and 2002 are derived from audited financial statements, which are included elsewhere in this Registration Statement. The financial data should be read in conjunction with our financial statements and notes thereto and Item 5. Operating and Financial Review and Prospects.

                                                        YEAR ENDED DECEMBER 31
                         ------------------------------------------------------------------------------------
                             2004              2003              2002              2001              2000
                         ------------      ------------      ------------      ------------      ------------
Revenue                  $          0      $          0      $          0      $          0      $          0

Total Expenses           $ (1,674,678)     $   (210,512)     $    (63,005)     $    (70,090)     $    (55,187)

Other Income (Loss)      $    (26,420)     $   (101,842)     $        858      $        401      $        817

Net Loss                 $ (1,701,098)     $   (312,354)     $    (62,147)     $    (69,689)     $    (54,370)

Basic and Diluted
Loss per Share           $      (0.10)     $      (0.04)     $      (0.01)     $      (0.01)     $      (0.01)

Weighted Average
Common Shares
Outstanding                16,971,078         8,704,001         8,433,590         6,386,193         5,540,302


Balance Sheet

Total Assets             $  7,180,909      $    460,869      $    275,465      $    161,511      $     64,481

Total Liabilities        $    (44,774)     $    (18,375)     $   (113,856)     $    (55,255)     $     (6,036)

Working Capital          $  6,317,240      $    442,494      $    (79,911)     $     16,736      $     18,925

Shareholders' Equity     $  7,136,135      $    (17,506)     $    161,609      $    106,256      $     58,445

Under U.S. GAAP, all amounts in the foregoing table remain the same except the following:

                         ------------------------------------------------
                          YEAR ENDED        YEAR ENDED        YEAR ENDED
                         DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                             2004              2003              2002
                         ------------      ------------      ------------
Net Loss                 $ (2,462,319)     $    (70,834)     $   (214,147)
Loss per Share           $      (0.15)     $      (0.01)     $      (0.03)
Total Assets             $  6,419,688      $    460,869      $     33,945
Shareholders' Equity     $  6,374,914      $    223,744      $     79,641

CURRENCY EXCHANGE RATES

In this registration statement all references to dollars ($) are expressed in Canadian funds, unless otherwise indicated. On March 31, 2005, the Interbank rate of exchange for converting United States dollars into Canadian dollars equalled 1.2173 United States dollars for one Canadian dollar. The following table presents a history of the high and low exchange rates of United States dollars into Canadian dollars for the previous six months.

MONTH                        HIGH               LOW
-----                        ----               ---
March 2005                  1.4929             1.1198

February 2005               1.2566             1.2299

January 2005                1.2383             1.1987

December 2004               1.2376             1.1899

November 2004               1.2230             1.1774

October 2004                1.2725             1.2197

The following table presents a five-year history of the average annual exchange rates of United States dollars into Canadian dollars, calculated by using the average of the exchange rates on the last day of each month during the given year.

YEAR                            AVERAGE EXCHANGE RATE
----                            ---------------------

2004                            1.30152

2003                            1.40146

2002                            1.57036

2001                            1.54841

2000                            1.48520

CAPITALIZATION

The following table sets forth our capitalization as of the dates indicated:

                              AMOUNT OUTSTANDING AS OF  AMOUNT OUTSTANDING AS AT
                              DECEMBER 31, 2004         FEBRUARY 28, 2005  (UNAUDITED)
                              -----------------         ------------------------------
Indebtedness                  $44,774                   $53,585

Common Shares (authorized -   $14,593,350 (19,454,001   $14,593,350
unlimited common shares)      shares)                   (19,454,001 shares)

Contributed Surplus           $Nil                      $Nil

Deficit                       $(7,457,215)              $(7,493,042)

Total                         $ 7,136,135               $7,100,308

Diluted Share Capital
---------------------

Assuming that all our outstanding options and other rights to purchase Common Shares are exercised and assuming the remaining Common Shares issuable to Rubicon as payment for the Property (see "Item 4, Information on the Company") (the "Property Shares") are issued, our fully-diluted share capital will be 24,564,001 Common Shares, comprised of the following:

                                           NUMBER OF COMMON SHARES
DESCRIPTION                                (UNAUDITED)
-----------                                -----------

Outstanding as of February 28, 2005        19,454,001

Share Purchase Warrants                    3,200,000

Options                                    1,760,000

Property  Shares                           150,000

Total                                      24,564,001

RISK FACTORS

The following is an overview of certain risks and uncertainties to be considered in relation to our business, prospects and results of operations, in addition to the risks discussed elsewhere in this registration statement. Specific risk factors to be considered are as follows:

Risk Factors Relating to the Our Property Interests
---------------------------------------------------

1. THE PROPERTIES IN WHICH WE HAVE AN INTEREST ARE IN THE EXPLORATION STAGE AND MOST EXPLORATION PROJECTS DO NOT RESULT IN THE DISCOVERY OF COMMERCIALLY MINEABLE DEPOSITS. All of our property interests are at the exploration stage and there are no known commercial quantities of minerals or precious gems on such properties. Most exploration projects do not result in the discovery of commercially mineable deposits of ores or gems. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will be lost. Our failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on us.

2. THE PROPERTIES IN WHICH WE HAVE AN INTEREST ARE IN CANADA. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Canada are beyond our control and may adversely affect our business. See Item 4. Information on the Company - Business Overview - Carrying on Business in Canada.

3. THERE ARE NO GUARANTEE LICENSES AND PERMITS REQUIRED BY US WILL BE OBTAINED WHICH MAY RESULT IN LOSING OUR INTEREST IN THE SUBJECT PROPERTY. Our operations may require licenses and permits from various governmental authorities. We may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at our projects. Failure to obtain such licenses and permits may adversely affect our business, as we would be unable to legally conduct our intended exploration work, which may result in losing our interest in the subject property.

4. ENVIRONMENTAL REGULATIONS ARE BECOMING MORE ONEROUS TO COMPLY WITH AND THE COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS AND CHANGES IN SUCH REGULATIONS MAY REDUCE THE PROFITABILITY OF OUR OPERATIONS. Our operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution. Failure to comply with such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of our operations.

Risk Factors Relating to Us
---------------------------

5. VALUES ATTRIBUTED TO OUR ASSETS MAY NOT BE REALIZABLE AS WE HAVE NO PROVEN HISTORY AND OUR ABILITY TO CONTINUE AS A GOING CONCERN DEPENDS UPON A NUMBER OF SIGNIFICANT VARIABLES. The amounts attributed to our mineral properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, we have no proven history of performance, revenues, earnings or success. As such, our ability to continue as a going concern is dependent upon the existence of economically recoverable resources, our ability to obtain the necessary financing to complete the development of our interests and future profitable production or alternatively, and upon our ability to dispose of our interests on a profitable basis.

6. WE HAVE NO REVENUES AND WE EXPECT TO INCUR SUBSTANTIAL OPERATING LOSSES. Over the past several fiscal years, we have not generated any revenues from operations. Generating revenues depends significantly on our ability to successfully explore and develop our properties

7. WE ARE DEPENDENT ON OUR KEY PERSONNEL. We are dependent upon the continued availability and commitment of our key management and consultants, whose contributions to our immediate and future operations are of central importance. We rely on our Chief Executive Officer, Dr. Sally L. Eyre, and our other officers, for our day-to-day operation, our projects and the execution of our business plan. We have not obtained "key man" insurance for any of our management or consultants and we do not have employment agreements with any of our executive officers, other than Dr. Sally L. Eyre.

8. WE DO NOT PAY DIVIDENDS. Payment of dividends on our shares is within the discretion of our Board and will depend upon our future earnings, our capital requirements and financial condition, and other relevant factors. We do not currently intend to declare any dividends for the foreseeable future.

9. OUR DIRECTORS AND OFFICERS MAY HAVE CONFLICTS OF INTEREST, WHICH MAY NOT BE RESOLVED IN OUR FAVOUR, WHICH IN TURN MAY ADVERSELY AFFECT US. None of our directors or officers, other than Dr. Eyre, devote their full time to our affairs. Most of our directors and officers are also directors, officers and shareholders of other natural resource or public companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to us. There is no assurance that any such conflicts will be resolved in our favour. If any of such conflicts are not resolved in our favour, we may be adversely affected. See Item 6. Directors, Senior Management and Employees for details of other companies that our officers and directors are involved with.

Risk Factors Relating to Title on Properties
--------------------------------------------

10. TITLE TO THE PROPERTIES IN WHICH WE HAVE AN INTEREST MAY BE IN DOUBT AND ANY CHALLENGE TO THE TITLE TO ANY OF SUCH PROPERTIES MAY HAVE A NEGATIVE IMPACT ON US. A full investigation of legal title to our property interests has not been carried out at this time. Accordingly, title to these property interests may be in doubt. Other parties may dispute title to the properties in which we have an interest. Our property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by undetected defects. Any challenge to the title to any of our property interests may have a negative impact on us as we will incur expenses in defending such challenge and, if the challenge is successful, we will lose any interest it may have in the subject property. In addition, our ability to explore and exploit the property interests is subject to ongoing approval of local governments. If we do not pay the balance of the purchase price for the Property to Rubicon, we could lose the Property.

11. TITLE OPINIONS PROVIDE NO GUARANTEE OF TITLE AND ANY CHALLENGE TO THE TITLE TO ANY OF SUCH PROPERTIES MAY HAVE A NEGATIVE IMPACT ON US. Although we have or will receive title opinions for any concessions in which we have or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. Any challenge to the title to any of our properties in which we have an interest may have a negative impact on us as we will incur expenses in defending such challenge and, if the challenge is successful, we will lose any interest we may have in the subject property.

Risk Factors Relating to Mining Generally
-----------------------------------------

12. MINING EXPLORATION IS A SPECULATIVE BUSINESS AND MOST EXPLORATION PROJECTS DO NOT RESULT IN THE DISCOVERY OF COMMERCIALLY MINEABLE DEPOSITS. Exploration for minerals or precious gems is a speculative venture necessarily involving substantial risk. The expenditures made by us described herein may not result in discoveries of commercial quantities of minerals or precious gems. The failure to find an economic mineral deposit on any of our mineral properties will have a negative effect on us.

13. MINING OPERATIONS GENERALLY INVOLVE A HIGH DEGREE OF RISK AND POTENTIAL LIABILITY. Hazards such as unusual or unexpected formations and other conditions are involved in mining. We may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The incurrence of any such liabilities may have a material, adverse effect on our financial position.

14. MINERAL PRICES AND MARKETABILITY FLUCTUATE AND ANY DECLINE IN MINERAL PRICES MAY HAVE A NEGATIVE EFFECT ON US. Mineral prices, particularly gold and silver prices, have fluctuated widely in recent years. The marketability and price of minerals and precious gems, which may be acquired by us, will be affected by numerous factors beyond our control. These other factors include delivery uncertainties related to the proximity of our reserves to processing facilities and extensive government regulation relating to prices, taxes, royalties, allowable production land tenure, the import and export of minerals and precious gems and many other aspects of the mining business. Declines in mineral prices may have a negative effect on us.

15. MINING IS A HIGHLY COMPETITIVE INDUSTRY. The mining industry is intensely competitive and we must compete in all aspects of our operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than us. We may be unable to acquire additional attractive mining properties on terms we consider to be acceptable. Our inability to acquire attractive mining properties would result in difficulties in our obtaining future financing and profitable operations.

Risk Factors Relating to Financing
----------------------------------

16. ADEQUATE FUNDING MAY NOT BE AVAILABLE, RESULTING IN THE POSSIBLE LOSS OF OUR PROPERTY INTERESTS. Sufficient funding may not be available to us for further exploration and development of our property interests or to fulfil our obligations under applicable agreements. We may not be able to obtain adequate financing in the future or the terms of such financing may not be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties with the possible loss of such properties. We will require new capital to continue to operate our business and to continue with exploration on our properties, and additional capital may not be available when needed, if at all.

17. FUNDING AND PROPERTY COMMITMENTS WILL RESULT IN DILUTION TO OUR SHAREHOLDERS. It is likely that any additional capital required by us will be raised through the issuance of additional equity, which will result in dilution to our shareholders. Further, as described in Item 4. Information on the Company - Business Overview, we are required to issue common shares in order for us to keep our interests in properties. Such Property Share issuances will also result in dilution to our shareholders.

18. SUBSTANTIAL EXPENDITURES ARE REQUIRED FOR COMMERCIAL OPERATIONS AND IF FINANCING FOR SUCH EXPENDITURES IS NOT AVAILABLE ON ACCEPTABLE TERMS, WE MAY NOT BE ABLE TO JUSTIFY COMMERCIAL OPERATIONS. If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to us.

19. LACK OF FUNDING TO SATISFY CONTRACTUAL OBLIGATIONS MAY RESULT IN THE LOSS OF OUR PROPERTY INTERESTS. We may, in the future, be unable to meet our share of costs incurred under agreements to which we are or will be a party and we may have our property interests reduced or even face termination of such agreements. We have acquired an option to acquire interests in one property in Canada and in order to obtain ownership of the property, we must make payments to the owners of the property. In order to secure ownership of these properties, additional financing may be required. Our failure to make the requisite payments in the prescribed time periods will result in us losing our entire interest in the subject property and we will no longer be able to conduct our business as described in this Registration Statement. We may not have sufficient funds to: (a) satisfy the option payment required to be made in 2005 in relation to the Property; (b) make the minimum expenditures to maintain the Property in good standing under Canadian law. In such event, we may seek to enter into a joint venture or sell the subject property or elect to terminate our option. See Item 4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations for details of the property payments we are required to make to earn our interests.

Risk Factors Relating to Common Shares
--------------------------------------

20. THE PRICE OF OUR SHARES IS VOLATILE. Publicly quoted securities are subject to a relatively high degree of price volatility. It may be anticipated that the quoted market for our shares will be subject to market trends generally, notwithstanding any potential success of us in creating sales and revenues.

21. THERE IS AN ABSENCE OF A LIQUID TRADING MARKET FOR OUR SHARES. Our shareholders may be unable to sell significant quantities of shares into the public trading markets without a significant reduction in the price of their shares, if at all. We may not continue to meet the listing requirements of the TSX Venture Exchange or achieve listing on any other public listing exchange. Our Shares are not listed on any exchange or quotation system in the United States and there can be no assurance that a market will develop or be sustained in the United States.

22. THE PENNY-STOCK RULE MAY LIMIT TRADING IN OUR SHARES. In October 1990, Congress enacted the "Penny Stock Reform Act of 1990." "Penny Stock" is generally any equity security other than a security (a) that is registered or approved for registration and traded on a national securities exchange or an equity security for which quotation information is disseminated by The National Association of Securities Dealers Automated Quotation ("NASDAQ") System on a real-time basis pursuant to an effective transaction reporting plan, or which has been authorized or approved for authorization upon notice of issuance for quotation in the NASDAQ System,
      (b) that is issued by an investment company registered under the Investment Company Act of 1940, (c) that is a put or call option issued by Options Clearing Corporation, (d) that has a price of five dollars (US) or more, or (e) whose issuer has net tangible assets in excess of $2,000,000(US), if the issuer has been in continuous operation for at least three years, or $5,000,000(US) if the issuer has been in continuous operation for less than three years, or average revenue of at least $6,000,000(US) for the last three years.

      Our Common Shares are presently considered "Penny Stock" under these criteria. Therefore, the Common Shares are subject to Rules 15g-2 through 15g-9 (the "Penny Stock Rules") under the Exchange Act. The "Penny Stock" trading rules impose duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in our shares, including determination of the purchaser's investment suitability, delivery of certain information and disclosures to the purchaser, and receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction. Compliance with the "Penny Stock" trading rules affect or will affect the ability to resell our shares by a holder principally because of the additional duties and responsibilities imposed upon the broker-dealers and salespersons recommending and effecting sale and purchase transactions in such securities. In addition, many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the "Penny Stock" trading rules. Consequently, the "Penny Stock" trading rules may materially limit or restrict the number of potential purchasers of our shares and the ability of a holder to resell our stock.

      So long as the Common Shares are within the definition of "Penny Stock" as defined in Rule 3a51-1 of the Exchange Act, the Penny Stock Rules will continue to be applicable to the Common Shares. Unless and until the price per share of Common Shares is equal to or greater than $5.00(US), or an exemption from the rule is otherwise available, the Common Shares may be subject to substantial additional risk disclosures and document and information delivery requirements on the part of brokers and dealers effecting transactions in the Common Shares. Such additional risk disclosures and document and information delivery requirements on the part of such brokers and dealers may have an adverse effect on the market for and/or valuation of the Common Shares.

23. CLASSIFICATION AS A PASSIVE FOREIGN INVESTMENT COMPANY HAS ADVERSE INCOME TAX CONSEQUENCES FOR UNITED STATES SHAREHOLDERS. We believe we are a Passive Foreign Investment Company ("PFIC"), as that term is defined in
      Section 1297 of the Internal Revenue Code of 1986, as amended, and we believe we will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of our shares. For an explanation of these effects on taxation, see Item 10. Additional Information - United States Federal Income Tax Consequences. U.S. shareholders and prospective holders of our shares are also encouraged to consult their own tax advisers.

24. WE ARE LOCATED OUTSIDE OF THE UNITED STATES WHICH MAKES IT DIFFICULT TO EFFECT SERVICE OF PROCESS OR ENFORCE WITHIN THE UNITED STATES ANY JUDGMENTS OBTAINED AGAINST US OR OUR OFFICERS OR DIRECTORS. Substantially all of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, all of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Canada should be in Canadian dollar and service of process in Canada must generally be effectuated personally and not by mail.

                            ITEM 4. INFORMATION ON US
================================================================================

OUR HISTORY AND DEVELOPMENT

We were originally incorporated under the COMPANY ACT (British Columbia) on January 15, 1969 under the name "Mark V. Mines Limited (N.P.L.)". On October 4, 1994 we changed our name to "TLC Ventures Corp.". Effective March 29, 2004, the COMPANY ACT (British Columbia) was replaced by the BUSINESS CORPORATIONS ACT (British Columbia). Our North American office and principal place of business is located at Suite 285, 200 Granville, Vancouver, British Columbia, Canada, V6C 1S4 (phone: (604) 681-9944). Our registered and records office is Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (phone: (604) 688-6900).

We are a "reporting" company in the Provinces of British Columbia and Alberta. Our Common Shares have been listed and posted for trading on the Exchange (TSXV:
TLV) since October 5, 1994.

We do not have an agent in the United States.

We are a Canadian mineral exploration and mine development company that is focused on the acquisition, advancement and development of gold and base metal assets around the world.

The following is a summary of certain significant developments with respect to our business during the past three fiscal years.

MANAGEMENT REORGANIZATION
-------------------------

On December 11, 2003, we announced a management reorganization wherein our former Directors Mr. Robert Anderson, Mr. John P. Bradford, and Mr. Rodney Spence resigned, and Mr. Edward Farrauto, CGA, Mr. Douglas B. Forster, M.Sc., P.Geo and Dr. Richard Henley, PhD., FAICD were appointed as Directors. Mr. Bharmal resigned as President and Mr. Farrauto was appointed President and Chief Financial Officer. Dr. Henley was appointed Chairman of the Board of Directors, and Mr. David Toyoda was appointed Secretary. For more information about our current directors and officers see, "Item 6. Directors, Senior Management and Employees".

ACQUISITION OF POINT LEAMINGTON PROPERTY
----------------------------------------

We entered into an option agreement with Rubicon Minerals Corp. ("Rubicon") on February 16, 2004 (the "Acquisition Agreement") to acquire a 100% interest in certain real property located in north-central Newfoundland, Canada (the "Property"). The Property's Zn-Au-Ag-Cu deposit, discovered by Noranda Inc. in 1971, is located 26 kilometres north of Grand Falls, north-central Newfoundland, Canada. The Property is described in greater detail below at "- Description of the Point Leamington Property." At the time of the Acquisition Agreement, Douglas Forster, one of our Directors also served as a Director of Rubicon.

Under the terms of the Acquisition Agreement, in order to exercise the option and acquire a 100% interest in the Property, we will be required to issue a total of 300,000 Common Shares and pay $250,000 to Rubicon. On May 7, 2004, we exercised the option by issuing 150,000 Common Shares and paying $125,000 to Rubicon, with the balance to be paid on the following terms:

     o    75,000 Common Shares and $50,000 due and payable on May 7, 2005; and

     o    75,000 Common Shares and $75,000 due and payable on May 7, 2006.

If we do not pay in full the remaining balance when due, ownership of the Property will revert back to Rubicon. We or any of our nominees have a right of first refusal on the purchase, at market value, of any or all of the 300,000 Common Shares if Rubicon intends to sell them. There is an area of interest
(AOI) in the Acquisition Agreement whereby additional claims staked by either Rubicon or us within 1.5 kilometres of the boundary of the Property will form part of the Acquisition Agreement. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 80 claims covering 2,000 hectares surrounding the Property. In addition, if prior to us paying Rubicon 300,000 Common Shares and $250,000, we sell a 100% interest in the project to an arm's-length third party, Rubicon is entitled to receive 50% of the gross sale proceeds less the total consideration paid to Rubicon pursuant to the Acquisition Agreement prior to the date of sale. Rubicon retains a right of first refusal on the purchase of Noranda Exploration Co. Ltd's ("Noranda") 1.5% net smelter return royalty (NSR) on the Property. Rubicon also retains an option to purchase the 0.5% NSR held by MFC Merchant Bank for $500,000.

STRATEGIC/CONSULTANT AGREEMENTS
-------------------------------

We entered into a Strategic Alliance Agreement with Orogen Holding (BVI) Limited, a wholly owned subsidiary of Gold Fields Ltd. ("Gold Fields"), dated December 11, 2003 whereby we will have exclusive, reciprocal Rights of First Review of Data from mineral properties that either company wishes to sell, option or joint venture. In the case of Gold Fields, the exclusive Rights held by us to review project data on projects that Gold Fields decides to sell, option or joint venture applies to all Gold Fields projects except projects deemed to be of a strategic nature to their business. These reciprocal rights expire on December 11, 2006. As part of this agreement, Gold Fields also has the right to maintain their approximate 9.5% equity interest in us by pro-rata participation in future equity financings for a period of three years, expiring on December 11, 2006.

Pursuant to an agreement dated December 12, 2003, Endeavour Financial Ltd. ("Endeavour") has agreed to act as an Advisor to us. The services to be provided to us will include assistance in project evaluation and acquisition and capital markets advice. Endeavour has provided financial advisory services to the mining and minerals industries for 15 years. They are a private, independent investment banking firm. Over the years, Endeavour has structured and arranged numerous project, acquisition and corporate financings, corporate mergers and acquisitions, mine acquisitions and divestitures.

PRIVATE PLACEMENTS
------------------

On December 11, 2003, as part of the management reorganization, we announced a non-brokered private placement of up to 5,000,000 Common shares at a price of $0.25 per Share. On January 28, 2004, we closed the private placement, raising gross proceeds of $1,250,000.

Subsequently, on February 18, 2004, we announced a brokered $6,250,000 private placement financing with Haywood Securities Inc. acting as Agent. The private placement closed in May 2004 and consisted of 5,000,000 Units at $1.25 per Unit for gross proceeds of $6,250,000. Each Unit consists of one Common Share and one-half of one Common Share purchase warrant. One full warrant will allow the holder to purchase one Common Share at a price of $1.50 per Share until May 7, 2005. We paid Haywood Securities Inc. a commission of 6% of the gross proceeds on the financing by the issuance of 300,000 Units. The Agent also received Agent's Warrants representing 5% of the financing. Each Agent's Warrant is exercisable into one Common Share at $1.25 until May 7, 2005. All securities issued in connection with the private placement are subject to a minimum four-month hold period from closing.

In September 2004, we closed a non-brokered private placement of 300,000 units at $1.25 per Unit for gross proceeds of $375,000. Each unit consists of one Common Share and one full Common Share purchase warrant. One warrant will allow the holder to purchase one Common Share until September 29, 2006 at a price of $1.50 per share. No commissions or finders fee was paid in conjunction with this financing.

DISPOSITION OF PROPERTY
-----------------------

Prior to the management reorganization announced on December 11, 2003, we had purchased a 10% working interest in 103 mineral claims in the Dawson and Mayo mining districts in the Yukon for $50,000 from Thor Exploration Ltd. in 2001. During 2002, we purchased a further 20% interest in that property for $150,000. We subsequently sold this property back to Thor Exploration Ltd. for $1 in 2003.

BUSINESS OVERVIEW

We are in the mineral exploration and development business. We are an exploration stage company and we have no revenues from operations. Currently, our sole property interest consists of our rights in the Point Leamington Property, including the additional 80 claims covering 2,000 hectares surrounding the Property. The Property is described in greater detail below at "-Description of the Point Leamington Property." We will also focus on acquiring and developing global precious and base metal assets.

There is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of our properties is determined. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system is planned during 2005 to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Property. This survey, which would cover approximately 1,000 line kilometres at 100 metre line spacing, would cost approximately $125,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program. Even if we complete our exploration program and are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before knowing that we have a commercially viable mineral deposit or reserve.

ORGANIZATIONAL STRUCTURE

We have no subsidiaries.

PROPERTY, PLANTS AND EQUIPMENT

Our administrative offices are located in leased premises at Suite 285, 200 Granville Street, Vancouver, British Columbia, V6C 1S4. We have no significant plant or equipment for our operations other than computer equipment, software, furniture and office equipment. Equipment used for exploration or drilling is rented or contracted as needed.

                  DESCRIPTION OF THE POINT LEAMINGTON PROPERTY

The disclosure in this section is based on a report entitled "Point Leamington Massive Sulphide Deposit Independent Technical Report" prepared by Callum Grant, P.Eng. and Gary Ciroux, P.Eng of HATCH Associates Ltd. of Suite 200 - 1550 Alberni Street, Vancouver, British Columbia, Canada, V6E 1A5.

PROPERTY DESCRIPTION AND LOCATION

The Point Leamington massive sulphide deposit (the "Property") is located in north-central Newfoundland, Canada, approximately 70 kilometres northwest of Gander and 37 kms north of the town of Grand Falls. The Property sits in a low-lying swampy area accessible via an 8km logging road connecting to the Trans Canada Highway #1, or directly via helicopter from Gander, and is particularly well located with respect to access to tidewater.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Property consists of a Mining Lease covering 263 hectares. Subsequent to signing the Acquisition Agreement, we have acquired by staking an additional 80 claims covering 2,000 hectares surrounding the Property. These new claims have not been surveyed however we have received confirmation from the Newfoundland Department of Mines that they have been accepted for filing and duly accepted. The topography around the Property is low-lying and swampy.

The climate is typical of the north-central region of Newfoundland with cold winters and heavy snowfalls throughout the winter months, and generally warm but variable summers. Precipitation falls mainly in winter, predominantly as snow or rain from December through March. The mean annual precipitation is 655 mm.

HISTORY

Noranda discovered the Property in 1971 as part of a regional program for massive sulphide deposits. Noranda completed two programs of diamond drilling on the property (17,896m in 70 holes), various geophysical programs, and two phases of metallurgical testwork.

In 1999/2000, Rubicon completed a first phase of three drill holes followed by an additional nine diamond drill holes, several of which were deepened from original Noranda holes. Rubicon's principal target was an interpreted deep zone below the main footwall stringer zone in aphanitic felsic volcanics.

Noranda completed two Inferred Resource estimates, the first in 1975 totalling
12.5 million tonnes grading 1.9% Zn, 0.9g/T Au, 20.9g/T Ag, and 0.48% Cu. In 1978, additional drilling and a higher cutoff grade of 6% ZnEq was used to generate a higher-grade Inferred Resource as follows:

-----------------------------------------------------------------
Zone     Tonnes       Zn, %      Cu, %     Au, g/T     Ag, g/T
-----------------------------------------------------------------
Lower    1,490,566    7.34       0.43      2.25        54.7
-----------------------------------------------------------------

(Zinc equivalent grades were based on recoveries of between 40% and 60% for Cu, Ag, and Au and metal prices of $0.40/lb, $8.40/oz, and $536/oz respectively).

To date, exploration activities have defined three areas of sulphide mineralization along a 500 m long, north-trending, structure separated into Hangingwall and Footwall Zones. The depth extent of the mineralization defined by drilling below surface elevation is approximately 360m, and widths are typically in the 3m-20m range with a maximum of 85m (true widths).

GEOLOGICAL SETTING

The property sits in the Dunnage tectonic-stratigraphic zone of Newfoundland, interpreted by Strong (1977), Dean (1978), and Kean et. al. (1981) as an Ordivician-Silurian island arc complex, which was built upon Cambro-Ordivician oceanic crust. The rocks therefore have ophiolitic affinities, subjected to subsequent metamorphic events.

The Dunnage Zone can be divided into a number of belts, all of which are known to host Volcanic Massive Sulphide (VMS) types of deposits. The most significant VMS deposit in the region is the Buchans deposit where five main orebodies were mined between 1928 and 1984 producing a total of 16.2 million tonnes grading 15.51% Zn, 7.56% Pb, 1.33% Cu, 1.37g/T Au, and 126g/T Ag. The mineralization at Buchans is recognised as a typical "Kuroko" style of VMS deposit associated with felsic Pyroclatsic rocks and breccias.

The deposit occurs along a north-south trending contact zone between mafic volcaniclastics to the west and a thick cherty rhyolite dome sequence to the east. Massive sulphide mineralization lies at this steeply dipping contact within what has been interpreted as a westward-facing dome complex composed mainly of felsic hyalites of a porphyritic or fragmental lithology. Dyke rocks cutting through the massive sulphide zone are common throughout the drill core.

From hangingwall to footwall, the deposit is underlain by thinly bedded volcanic sediments, cherty sediments, fine-grained tuffs, and quartz crystal tuffs, below which is found a sequence of graphitic to argillaceous or cherty rhyolites representing the top of the massive sulphide units and considered as the marker horizon. The massive sulphide unit (MS) itself occurs in felsic units (including tuffs) underlain by massive and brecciated rhyolites with stringers of pyrite +/- sphalerite mineralization. The total thickness of the massive sulphide and lower stringer zone can exceed 400m.

Point Leamington can be classed as a VMS deposit based on style of mineralization, host rocks consisting of felsic volcanics and breccias, and a massive sulphide, breccia, or stockwork style of mineralization occupying zones of fracturing, possibly associated preferentially with intercalated altered tuff zones. Zoning of mineralogy can be a characteristic feature with sphalerite - galena in the upper parts of the volcanic pile trending to more copper-rich mineralization at depth.

VMS deposits are a major source of zinc and copper and often contain significant by-product credits in gold and silver. Prominent examples are the Westmin deposit on Vancouver Island, Kidd Creek in Ontario, and the Buchans deposit in Newfoundland. These deposits typically occur in clusters and vary in size from less than a million tonnes to several tens of millions of tonnes, and are amenable to both open pit and underground mining.

Mineralization on the Property has been defined along a near-surface zone along a 500m strike length and to depths of 360m. A large, low-grade geological inferred resource of 12.5Mt and a higher-grade inferred resource of 1.49Mt have been estimated from previous Noranda work.

At Point Leamington, mineralization is composed of very fine-grained, brown to grey sphalerite (up to 80%); pyrite and minor marcasite (12%); some arsenopyrite (5%); chalcopyrite (2%); silver-bearing, lead sulphosalts (<1%); cassiterite (<1%); and trace pyrrhotite, covellite, galena, chalcocite, tetrahedrite, stannite, jamesonite, covellite, and native copper.

An upper pyrite-rich zone and lower zinc-rich zone have been recognised by Rubicon geologists. The sulphides are typically fine-grained, with only occasional sections with coarser-grained mineralization (in the lower zone). Quartz is the most common gangue mineral associated with the massive sulphides. Stringer mineralization consists mainly of pyrite.

EXPLORATION

The following information taken from the Rubicon files is a summary of exploration on the Property:

Year         Exploration
----         -----------
1953         Original mapping of the area by Newmont Mining Corporation

1956         Mapping and prospecting by NALCO

1970s        Airborne geophysics by Phelps Dodge

1971-74 Reconnaissance silt sampling (Noranda) lead to discovery of the zone and an initial drill hole. Subsequently a total of 45 holes were completed by Noranda between 1971 and 1977

1984         Drilling (5 holes) and geophysics by Noranda

1986-88 Additional 4 holes by Noranda for metallurgical testwork, followed by a further 6 holes with one reported at 4.67% Zn and 1.68g/T Au (plus silver and weak Cu) over 11m. Late in this period, 8 other holes intersected weak mineralization

1997         Two additional holes by Noranda

1998-2000    Rubicon acquired the Property and completed 12 holes.

DRILLING

Drilling by Noranda can be summarised as follows:

Year        Holes    Objective/Results                                   Metres
----        -----    -----------------                                   ------
1971        1        Discovery Hole

1971-74     44       Testing sulphides along strike and to 550m in depth

1984        5        Testing MaxMin anomalies, plus deeper mineralization

1986        4        Metallurgical testwork

            6        Testing of zone along strike

1987-88     8        Weakly mineralised MS

1997        2        Minor pyrite

TOTAL       70                                                           17,896

The Rubicon drill programs of 1998 thru 2000 were as follows:

Year        Holes    Objective/Results                                   Metres
----        -----    -----------------                                   ------
1999-2000   3        Phase 1 to test deep zones below footwall rhyolite

            9 Phase 2 which intersected at least 4 horizons at depths of +450m hosting weakly mineralised, narrow sulphides

TOTAL       12                                                            3,818

Significant intercepts from the Noranda and Rubicon deeper drilling are recorded as follows:

Drill Hole        Intercept (m)       Zn,%        Au, g/T      Ag, g/T     Cu,%
----------        -------------       ----        -------      -------     ----

71-08             7.62                4.43        6.85         90.07       0.44

73-36             11.58               11.82       3.84         50.19       0.66

73-40             12.80               6.12        3.51         97.50       0.41

PL-67             21.72               5.59        1.99         34.42       0.69

PL-68             16.74               4.07        1.95         40.88       0.26

This latest drill program by Rubicon provided indications of extensions to the VMS mineralization compared to the earlier Noranda work.

"Main Zone" massive sulphide mineralization was encountered 275m to the south of the previous Noranda limit as demonstrated in Rubicon's hole #PL-072 (8m grading 0.4% Zn, plus by-products in copper, and precious metals), and extensions to several of the earlier Noranda holes to depths of 300-500m encountered low-grade but interesting zinc, copper, and precious metals values in a felsic sequence containing at least four horizons interpreted by Rubicon to possibly point to a favourable pattern of "stacked zones".

EXPLORATION AND DEVELOPMENT

The delineated mineralization for the Property is classified as an Inferred Resource according to the following definition from National Instrument 43-101 of the British Columbia Securities Commission:

         "An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

The drill hole information shows reasonable geologic continuity for the massive sulphide domain with the zone apparent on all sections and level plans separated by a single cross fault. The uncertainty on down hole surveys, the wide spacing of drill hole data relative to the ranges of semivariograms, the lack of quality assurance/quality control data and the lack of measured specific gravities, however, all necessitate a classification of inferred for this resource.

Results of the resource estimation at various zinc cutoff grades can be tabulated as follows:

CutOff    Tonnes > Cutoff     Average Grade above Cutoff
%Zn       (tonnes)           Zn (%)     Cu (%)      Au (g/T)    Ag (g/T)
---       --------           ------     ------      --------    --------
1.00      12,300,000          1.92       0.28        0.88        16.94

2.00      3,500,000           3.23       0.28        1.37        25.90

3.00      1,600,000           4.16       0.23        1.54        31.26

4.00      620,000             5.42       0.29        1.81        31.96

The Property consists of a VMS massive sulphide zone of zinc-copper-gold-silver mineralization at the contact of mafic volcanics in the hangingwall and a rhyolitic dome sequence in the footwall. Mineralization is interpreted to have occurred in several stages of replacement and brecciation along a prominent north-south trending zone. A central Hangingwall Zone dipping at 70 degrees to the west has been investigated by drilling along a 500 m strike length and to depths of ~400 m with widths varying from 4m to 20m (maximum 85m). The mineralization responds with difficulty to standard flotation metallurgy as demonstrated from bench-scale test work completed by Noranda.

The latest drilling by Rubicon in 1999/2000 provided evidence of extensions of the Main Zone massive sulphide zone(s) to the south compared to the earlier Noranda work. In addition, deep drilling to depths of >350m encountered stringer-style of pyrite mineralization possibly representing a lower horizon with a favourable environment for massive sulphides deposition.

The overall dimensions of the mineralization, its location close to surface, good access close to tidewater, and promising exploration targets along strike and to depth, justify further consideration within our overall corporate exploration plan. Deeper mineralization below the main zone of sulphides would have to be of significantly higher grade than currently indicated (to support an underground operation), but remains a valid, although higher-risk exploration target.

A drill program is warranted to test the lateral and depth extents of the favourable massive sulphide zones at Point Leamington. Specific targets are:

o Down-dip from Hole #72 which intercepted ~8m of low-grade mineralization in the massive sulphide horizon approximately 275m along strike beyond the main zone originally defined by Noranda in the 1970s and 1980s;

o        Extensions of the interpreted high-grade Zn-Au zone at depth

o        The deep footwall zone encountered by Rubicon in the 2000 drill program

Down-hole geophysics may also be useful to target zones for further drilling. Other recommended work would include further geological investigation interpretation of the high-grade zinc zone, and limited metallurgical investigations with the objective of improving processing characteristics of the mineralization.

Specific gravity measurements must be completed on a representative number of samples from various grade ranges to determine the relationship between grade and bulk density for all rock and mineralization types.

All future drill hole sampling should be completed with a full Quality Assurance/Quality Control program including the introduction of blank samples and representative standards into the assay stream at regular intervals. In addition, a representative number of random duplicates should be selected for re-assay at a second lab where the remaining pulps should be placed in new bags, given a random number supplied by us, and resubmitted to the primary lab. In this manner a representative number of assays can be completed in triplicate with checks available to both identify and quantify any laboratory bias and quantify sampling precision.

All drill holes should have down-hole surveys. A few older holes should also be re-surveyed for accuracy of the historical work, and holes twinned if required.

The additional work program recommended for the Property would therefore be as follows:

Work Program                  Description
------------                  -----------
Down-Hole Geophysics                                                    $150,000

Diamond Drilling, Phase 1     5,000m @ $60/metre, all-in cost           $300,000

Metallurgical Testwork        To investigate potential for improved
                              recoveries                                $ 50,000

General & Admin                                                         $ 25,000

Contingency, 10%                                                        $ 25,000

TOTAL ESTIMATE                                                          $550,000

Additional drill expenditures may be required depending on results of the Phase One drilling listed above.

On December 3, 2004, we completed our Phase One drill program. The results set out below are based on management's review of the data.

The Phase one drill program consisted of 2,402 metres of diamond core drilling in five holes and was designed to locate extensions of the known higher grade Zn-Au mineralization outside the current resource, both at depth and along strike, and to expand the recently discovered South Zone.

Drill hole PL04-077 was drilled along the projection of higher grade massive sulphide mineralization in the southern portion of the main deposit, beyond the lower edge of previously defined mineralization. This hole intersected 4.00 metres of massive sulphide grading 14.94% Zn, 4.93 g/T Au, 59.0 g/T Ag and 0.36% Cu (see Table 1). Additional drilling was targeted on a new sulphide zone, the South Zone, discovered in the final hole of a previous drill program in 2000 and located about 250 metres south of the known limit of the Point Leamington deposit. Drill Hole PL04-073 and PL04-074 targeted this zone down plunge to the north. PL04-073 intersected 3.9 metres of massive sulphide, grading 5.18% Zn,
1.65 g/T Au, 33.1 g/T Ag and 0.27% Cu (see Table 1) 110 metres from the previous intersection (PL-072 drilled in 2000 which returned 8.08 metres grading 0.44% Zn, 1.08 g/T Au, 0.66% Cu). This mineralization is interpreted to lie at the same stratigraphic horizon and likely represents a faulted offset of the Point Leamington deposit. The potential exists for additional mineralization between these two mineralized zones. Drill hole PL04-074 was intended to test the South Zone 75 metres down dip from PL04-073 but intersected a wide dyke at the target depth. As such, the South Zone remains untested below PL04-073 and PL-072.

Two drill holes PL04-075 and PL04-076, explored the entire thickness of prospective volcanic stratigraphy for additional mineralized horizons. Several lower grade intervals of stringer to semi-massive sulphide mineralization were intersected in this section, particularly within the footwall unit to the main deposit (see Table 1).

Table 1 - Drill Results - Point Leamington, 2004 Phase One Drill Program

Hole               From        To      Drilled     True        Zn%       Au g/T     Ag g/T      Cu%
                    (m)        (m)      Width      Width
                                         (m)      (calc.)
                   ------     ------    ------     ------     ------     ------     ------     ------
PL04-073
South Zone         239.20     243.20     4.00       3.90       5.18       1.65       33.1       0.27
incl.              240.70     242.85     2.15       2.10       7.47       1.71       35.0       0.30
Or                 237.17     243.20     6.03       5.88       3.91       1.14       25.0       0.21

PL04-074
Footwall           344.94     346.40     1.46       0.84       0.74       1.69       23.3       .03

PL04-075
                   421.88     426.67     4.79       *n.p.o.    0.42       <.005      0.03       0.01
                   548.44     550.25     1.79       1.29       0.45       0.12       2.6        0.02

PL04-076
                   549.80     550.73     0.93       0.81       0.18       7.31       3.8        0.02
                   574.70     575.75     1.05       *n.p.o.    0.21       0.47       1.1        0.01
                   577.65     582.34     4.69       *n.p.o.    0.67       0.05       0.3        0.01

PL04-077
Main Zone          400.36     405.03     4.67       4.00       14.94      4.93       59.0       0.36
Footwall           409.40     412.40     3.00       1.93       0.85       0.19       3.1        0.04
                   418.37     420.75     2.38       *n.p.o.    0.59       0.10       0.3        0.04
                   433.80     436.29     1.49       1.14       0.64       0.32       0.7        0.03
                   437.80     441.42     3.62       1.81       0.61       0.38       0.7        0.06
                   466.08     468.39     2.31       1.63       1.50       0.20       0.4        0.07


*n.p.o. = no preferred orientation apparent, i.e. breccia or stockwork mineralization

Assaying was conducted on sawn, one-half, NQ-sized core sections and analyzed at Eastern Analytical Ltd., Springdale, Newfoundland. Gold was analyzed by fire assay-atomic absorption on a 30 gram sub-sample. Check analyses were done on all samples with greater than 1.0 g/T Au. Base metals and other elements were analyzed by aqua regia digestion and inductively coupled plasma-atomic emission spectroscopy (ICP-AES). Any of Zn, Cu, or Ag that reported greater than detection limits was re-assayed using atomic absorption. Duplicate and blank samples were included in each sample batch. A pulp from approximately every tenth sample was forwarded to Chemex Labs in North Vancouver, B.C. for check gold (fire assay-atomic absorption) and ICP (aqua regia digestion, and ICP-AES) analyses. The Phase One drill program was managed by Vancouver-based Equity Engineering Limited under the direction of Murray Jones, M.Sc. P.Geo. an independent and qualified person as defined by National Instrument 43-101.

Regional government mapping and lithogeochemical sampling has indicated that the Property's host volcanic stratigraphy extends well beyond the vicinity of the deposit. However, exploration on the Property is hindered by a lack of outcrop exposure of the prospective volcanic rocks that host the massive sulphide mineralization. An airborne geophysical survey, using a deep penetrating, electro-magnetic and magnetometer system is planned during 2005 to allow for extrapolation of the prospective stratigraphy and definition of additional exploration targets on the Property. This survey, which would cover approximately 1,000 line kilometres at 100 metre line spacing, would cost approximately $125,000. Additional diamond drilling may be carried out upon completion and interpretation of the planned airborne survey to explore new geophysical targets and further expand the higher grade Zn-Au zones intersected in the 2004 Phase One drill program.

NONE OF THE MINERAL PROPERTIES IN WHICH WE HOLD AN INTEREST IS KNOWN TO CONTAIN COMMERCIAL QUANTITIES OF MINERALS OR PRECIOUS GEMS. ALL EXPLORATION PROGRAMS PROPOSED FOR ANY MINERAL PROPERTIES IN WHICH WE HAVE AN INTEREST ARE EXPLORATORY IN NATURE.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs as described in Item 5. Operating and Financial Review and Prospects.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
================================================================================

RESULTS OF OPERATIONS

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with our financial statements included in Item 17 of this Form 20-F.

Our results of operations, presented in accordance with Canadian GAAP are summarized below:

                                                  YEAR ENDED            YEAR ENDED             YEAR ENDED
                                                 DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                     2004                   2003                   2002
                                                 ------------           ------------           ------------
REVENUE                                          $-                     $-                     $-

EXPENSES
Audit and accounting                             $     32,605           $      8,700           $      4,238

Amortization                                           10,605                   --                     --

Bank Charges                                              660                    400                    222

Foreign exchange                                          441                   --                     --

Consulting Fees                                        63,000                   --                     --

Insurance                                              19,015                   --                     --

Legal fees                                            110,827                 14,349                  2,043

Marketing                                              46,569                   --                     --

Office, Postage and Printing                           43,145                   --                     --

Rent                                                   34,375                 23,550                 25,600

Salaries and Wages                                    274,624                   --                     --

Salaries and Wages - Stock Compensation               824,517                133,239                   --

Shareholder Relations                                   7,563                 16,362                 20,253

Telephone and Utilities                                10,632                   --                     --

Trade Shows                                            14,467                   --                     --

Transfer Agent, Regulatory Fees                        23,644                  9,512                  5,849

Travel                                                157,989                  4,400                  4,800

TOTAL EXPENSES                                   $ (1,674,678)          $   (210,512)          $    (63,005)

Gain on forgiveness of debt                              --                  139,408                   --

Mineral properties written off                           --                 (241,520)                  --

Property investigation                               (102,098)                  --                     --

Interest Income                                        75,678                    270                    858

LOSS FOR THE YEAR                                $ (1,701,098)          $   (312,354)          $    (62,147)

TOTAL EXPENSES

Our total expenses have increased in each fiscal period due to the completion of a management reorganization at the end of 2003. Activities in 2004 included the completion of three private placements, the acquisition of the Property and the completion of a Phase One drill program at the Property. Total expenses continued to increase in 2004 as we recruited a Chairman, President and Chief Financial Officer and set up offices in Vancouver.

The components of our operating expenses are disclosed below.

Audit and accounting
--------------------

Our audit and accounting costs have generally increased due to our increased corporate acquisition and financing activity.

Audit and accounting fees were $4,238 during 2002 and reflect a low level of activity. Audit and accounting fees increased to $8,700 during 2003 as we implemented a management reorganization, initiated a financing and also required additional services for stock based compensation reconciliation. Audit and accounting fees for 2004 were $32,605. The increase in audit fees in 2004 was due to the three financings and the Property acquisition. The Company changed auditors during the year and has undertaken to produce financial statements that comply with both U.S. GAAP and GAAS. As such, we increased amounts for accruals for the 2004 audit. We anticipate that our accounting costs will increase as we complete the process of becoming a reporting issuer under the Securities Exchange Act of 1934 and are required to prepare our financial statements with U.S. GAAP reconciliation on an ongoing basis.

Amortization
------------

Our amortization expenses are attributable to amortization on our computer equipment, furniture and office equipment and leasehold improvements.

We incurred no amortization costs during 2002 and 2003. Our amortization expenses in 2004 of $10,605, reflects the purchase of computer equipment, desks and other general office equipment during the year. We entered into an office lease and incurred leasehold improvement costs that are amortized over the three year life of the lease.

Consulting Fees
---------------

Our consulting fees consist of consulting fees paid to Endeavor Financial Corp. for services including but not limited to assistance in project evaluation and acquisition, as well as capital markets advice.

Consulting fees for 2002 and 2003 were $Nil compared to $63,000 in 2004. We anticipate our consulting fees will increase as we evaluate potential acquisitions.

Insurance
---------

Our insurance costs include general office insurance, equipment insurance and director and officer liability insurance.

Insurance costs during 2002 and 2003 were $Nil compared to $19,015 in 2004. We implemented insurance policies to cover commercial liability as well as coverage for directors and officers.

Legal Fees
----------

Legal fees are primarily attributable to legal fees incurred in connection with our acquisition of the Property, financings, contract preparation and our status as a publicly traded company in Canada.

Our legal costs have generally increased due to our increased corporate acquisition and financing activity. Legal costs for 2002 were $2,043 and for 2003 were $14,349 for general legal work. Legal fees in 2004 were $110,827 and reflected our increased activity that included filing documents with securities regulatory authorities, completing employment agreements and non-disclosure agreements and the preparation of contracts. We anticipate that our legal costs will increase as we complete the process of becoming a reporting issuer under the Securities Exchange Act of 1934.

Marketing
---------

Marketing expenses include the production of marketing materials for presentations and the preparation of packages for investors. We have directed our marketing expenses towards the investment community as part of our efforts to raise capital and also to increase our public profile.

Our marketing expenses were $Nil in 2002 and 2003 compared to $46,569 in 2004 as we prepared materials in connection with the completion of our private placement financings and acquisition of the Property. We have expanded our marketing efforts during 2004 with the objective of increasing public awareness of us. Our objectives are to increase the brand recognition of our name. Accordingly, we anticipate that our marketing expenses will continue to increase during 2005.

Office, Postage and Printing
----------------------------

Our office, postage and printing costs generally include office, postage and printing costs associated with our leased premises. These costs include general office supplies, stationary and printing.

Our office, postage and printing costs for 2002 and 2003 were $Nil compared to $43,145 for 2004. Our office, postage and printing costs have increased during the last year as a result of our increased activity and the increased number of employees and consultants involved in our business.

Rent
----

Our rent includes rent payable in connection with our head office in Vancouver, British Columbia

Rent increased in 2004 compared to 2003 as we acquired our head office space for our operations. Rent in 2004 was $34,375 compared to $23,550 in 2003 and $25,600 in 2002. Rents will continue to increase in 2005 over 2004, as costs in 2005 will be for a twelve-month period.

Salaries and Wages
------------------

Our salaries and wages expenses include salaries, wages and benefits payable to our employees and fees paid to our Chairman and Chief Financial Officer.

Salaries and wages expense was $274,624 for 2004 as a result of the hiring of our President, Chairman, Chief Financial Officer and a full time employee. These costs were $Nil in 2003 and 2002 as we had little activity in both years.

Salaries and Wages - Stock Compensation
---------------------------------------

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

We have recorded stock-based compensation expense of $824,517 for 2004 compared to $133,239 for 2003. $Nil was recorded for 2002.

Shareholder Relations
---------------------

Shareholder relation expenses include costs of communications with our shareholders including annual general meeting material and news release dissemination and filing.

Shareholder relation expense was $7,563 for 2004. These expenses were $16,362 for 2003 and $20,253 for 2002. The costs for 2004 are lower as we are allocating promotional material to marketing for improved monitoring of costs.

Telephone and Utilities
-----------------------

Our telephone expenses include telephone expenses associated with our office premises and telecommunication costs for cellular phones and Blackberry devices used by our personnel.

Our telephone expenses have increased to $10,632 in 2004 consistent with the expansion of our operations. Telephone expenses were $Nil in 2003 and 2002.

Trade Shows
-----------

Our trade show expenses include expenses associated with trade shows attended by us for the purpose of increasing public awareness of us.

Trade show expenses in 2004 were attributable to our participation in the San Francisco Gold Show and attendance at conferences in London and Capetown. Trade show expenses for 2004 were $14,467 and $Nil for 2003 and 2002.

Transfer Agent, Regulatory Fees
-------------------------------

Our transfer agent and regulatory fees include fees payable to our transfer agent and fees payable to securities regulatory authorities as a result of us being a public company in Canada.

Our transfer agent and regulatory fee expenses have increased in each period consistent with our growth as a public company. In 2004, we completed three financings, the Property acquisition and entered into two escrow agreements, and our transfer agent and regulatory fees were $23,644 for 2004. These fees were $9,512 in 2003 and $5,849 in 2002 and reflect our lower level of activity during the two years.

Travel
------

Travel expenses include business travel and travel related to our pursuit of financing and sending management and consultants for property investigation.

Our travel expenses were minimal in 2002 and 2003. Travel expenses increased substantially in 2004 in connection with our pursuit of private placement financings, investor updates and review of potential business opportunities. Travel expenses for 2004 were $157,989. We anticipate that our travel expenses will continue to increase during 2005 as we review business opportunities and provide investor updates.

Gain on forgiveness of debt
---------------------------

As part of our management reorganization in 2003, we incurred a gain of $139,408 as a result of forgiveness of debt.

Mineral properties written off
------------------------------

During 2003, we wrote off mineral property costs of $241,520.

In prior years, we acquired a mineral lode property of 6 claims known as the HP group in Dawson Mining District, Yukon for $32,000 and a 30% working interest in 103 mineral claims in the Dawson and Mayo Mining Districts, Yukon for $200,000. In 2003, management wrote off these mineral claims.

Interest Income
---------------

Our interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents.

Interest increased substantially in 2004 over prior periods due to the significant private placement financings completed during 2004. Interest income for 2004 was $75,678 as a result of proceeds from private placement financings. These funds are presently held in cash and cash equivalent investments pending expenditure of these amounts on our operations.

Net Loss
--------

Our net loss has increased in each period as our expenses have increased in each period. We anticipate that our net loss will increase through 2005 unless we complete an acquisition resulting in positive earnings for us.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital
---------------

We had a working capital balance of $6,317,240 at December 31, 2004, compared with $442,494 at December 31, 2003. The significant increase in working capital is due primarily to the net proceeds of the private placements completed in 2004.

We plan to complete additional work on the Property during the next twelve months. The additional costs for this project are anticipated to be $125,000. In addition, we anticipate that we will spend approximately $925,000 over the next twelve months in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses over the next twelve months using our current working capital.

Cash and Cash Equivalents
-------------------------

We had cash of $6,192,278 at December 31, 2004 compared to $459,871 at December 31, 2003. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The management of these securities is conducted in-house based on investment guidelines approved by our Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. The objective of these investments is to preserve funds for our plan of operations.

Cash Used in Operating Activities
---------------------------------

Cash used in our operating activities continues to increase as we expand our operations. Cash used in operating activities increased to $1,008,315 for the year ended December 31, 2004, compared to $100,830 for the year ended December 31, 2003 and $20,389 for the year ended December 31, 2002. We anticipate that cash used in operating activities will continue to increase during the remainder of 2005.

Cash Used in Investing Activities
---------------------------------

We used $627,000 of cash in investing activities during the year ended December 31, 2004. Cash used in investing activities included the acquisition of $68,279 of property, plant and equipment. Cash used in investing activities also included $558,721 of mineral property costs in connection with the Property.

In 2004, we incurred cash costs of $558,721 for the Property. These costs include $125,000 for acquisition, $194,229 for drilling, $127,762 for geological consulting, $15,465 for assaying, $28,460 for camp and general expenses, $27,486 for equipment rental, $14,486 for geophysical work and $25,833 for mineral claim maintenance payments. In addition, 150,000 Common Shares, valued at $202,500, were issued as an acquisition cost. This was treated as a non-cash item.

We used $Nil of cash in investing activities during the year ended December 31, 2003.

We used $152,000 of cash in investing activities during year ended December 31, 2002. During that year, we spent $150,000 on option payments for our Dawson Clear Creek Property and $2,000 for geological and field expenses related to that property.

Cash Generated by Financing Activities
--------------------------------------

During the year ended December 31, 2004, we generated $7,367,722 in cash from financing activities. This amount included funds raised from three private placements.

In January 2004, we closed a non-brokered private placement of 5,000,000 Common Shares at a price of $0.25 per Common Share for gross proceeds of $1,250,000. There was no commission or finders fee payable on the financing

In May 2004, we closed a brokered private placement financing with Haywood Securities Inc. We issued 5,000,000 units at $1.25 per unit for gross proceeds of $6,250,000. Each unit consists of one Common Share and one-half of a Common Share purchase warrant. One full warrant will allow the holder to purchase one Common Share until May 7, 2005 at a price of $1.50 per share. Haywood Securities Inc. was paid a commission of 6% of the gross proceeds on the financing. The commission was paid in units of the financing at the election of the agent. The agent received 250,000 agent's warrants representing 5.0% of the financing. Each agent's warrant was exercisable into one Common Share at $1.25 until May 7, 2005.

In September 2004, we closed a non-brokered private placement of 300,000 units at $1.25 per Unit for gross proceeds of $375,000. Each unit consists of one Common Share and one full Common Share purchase warrant. One warrant will allow the holder to purchase one Common Share until September 29, 2006 at a price of $1.50 per share. No commission or finders fee was paid in conjunction with this financing.

The purpose of the private placements was to complete the following objectives:

a) acquire the Property

b) complete the recommended work program on the Property

c) hire executive personnel, office staff and geologists

d) establish a corporate office

(e) complete project evaluations and potential acquisitions pursuant to our strategic alliance agreement with Orogen Holdings (BVI) Ltd., subsidiary of Gold Fields Limited.

During the year ended December 31, 2004, we granted 705,000 stock options exercisable at prices ranging from $1.35 to $2.10 on or before dates ranging from March 11, 2009 to September 29, 2009. The stock option compensation amount was $824,517. This amount was included in salaries and wages-stock compensation and included in share capital. These costs were treated as a non-cash financing activity.

During the year ended December 31, 2003, we received share subscription funds in advance of $460,000 as part of a private placement completed in early 2004. We received $66,908 as payment for the balance of an outstanding loan.

During the year ended December 31, 2003, we granted 1,055,000 stock options exercisable at $0.25 on or before December 11, 2008. The stock option compensation amount was $133,239. This amount was included in salaries and wages-stock compensation and included in share capital. These costs were treated as a non-cash financing activity.

During the year ended December 31, 2002, we received $117,500 upon the exercise of 1,175,000 warrants. We received payment of $22,500 against an outstanding loan.

Requirement of Additional Equity Financing
------------------------------------------

We have relied on equity financings for all funds raised to date for our operations. We do not have a credit facility or line of credit with a bank or other financial institution.

We are presently working on the Property and project evaluation. As described above at "-Working Capital," we anticipate incurring approximately $125,000 in connection with the Property over the next 12 months.

Our ability to realize the costs we have incurred to date on our mineral property is dependent on our ability to successfully place our property in commercial production. We presently do not generate cash flow from operations to fund our activities and has therefore relied principally upon the issuance of securities for financing. We intend to continue relying upon the issuance of securities to finance our operations, if required to the extent such instruments are issuable under terms acceptable to us and until we attain profitability.

At December 31, 2004, we had 1,760,000 stock options and 3,200,000 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $0.87 per share. The outstanding warrants have a weighted average exercise price of $1.48 per share. Accordingly, as at December 31, 2004, the outstanding options and warrants represented a total of 4,960,000 shares issuable for a maximum of $6,271,250 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

During the fiscal year ended December 31, 2004, we signed a lease agreement for the rental of office space. The lease expires on November 29, 2007. The future minimum lease obligations are as follows:

                                      Amount
                              --------------------
2005                                  34,012
2006                                  34,012
2007                                  30,920
                              --------------------
                              $       98,944
                              --------------------

No other material commitments have been made to date.

TREND INFORMATION

Other than the obligations under the Acquisition Agreement (as described in Item
4. Information on the Company - Business Overview and Item 5. Operating and Financial Review and Prospects - Tabular Disclosure of Contractual Obligations) there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity either increasing or decreasing at present or in the foreseeable future. We may require additional capital in the future to meet our acquisition payments and other obligations under property option agreements for those properties we consider worthy to incur continued holding and exploration costs upon. The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from our future business activities. We intend to utilize cash on hand in order to meet our obligations under property option agreements at least until December 31, 2005. It is unlikely that we will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2005, we may need to raise additional capital by the issuance of equity. At this time, we have no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of filing there is a noted favourable trend in the public press with regard to the market for metal commodities and related companies, however, it is our opinion that our own liquidity will be most affected by the results of our exploration activities. The discovery of an economic mineral deposit on one of our exploration concessions may have a favourable effect on our liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

CONTRACTUAL OBLIGATIONS*      TOTAL                   LESS THAN 1 YEAR           1-3 YEARS
------------------------      -----                   ----------------           ---------

Operating lease for office    $98,944                 $34,012                    $64,932
rent

Point Leamington Property     $125,000 and 150,000    $50,000 and 75,000         $75,000 and 75,000 Common
                              Common Shares           Common Shares              Shares

TOTAL                         $223,944 and 150,000    $84,012 and 75,000         $139,932 and 75,000
                              Common Shares           Common Shares              Common Shares

* A description of the written agreement pursuant to which these obligations arise is contained in Item 4. Information on the Company - Business overview.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are set out in Note 2 of the accompanying Financial Statements. There are two policies that, due to the nature of the mining business, are more significant to our financial results. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, we deferred all costs relating to the acquisition and exploration of our exploration concessions. Any revenues received from exploration of these concessions are credited against the costs of the concession. When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using a unit-of-production method. We regularly review deferred exploration costs to assess their recoverability and when the carrying value of an exploration concession exceeds the estimated net recoverable amount, provision is made for impairment in value.

Management reviews the carrying value, for accounting purposes, of mineral rights and deferred exploration costs on at least a quarterly basis for evidence of impairment. This review is generally made with reference to the project economics, including the timing of the exploration work, work programs proposed, exploration results achieved by us and others in the related area of interest and any changes in the status of the property. When the results of this review indicate that a condition of impairment exists, we estimate the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and the likely proceeds to be received from the sale or assignment of rights. When the carrying values of mineral rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

When assessing for evidence of impairment, we also refer to the other factors relevant for companies in the extractive industries. These factors include unfavorable changes in the property (including disputes as to title), inability to access the site, environmental restrictions on exploration or development and political instability in the region in which the property is located. Furthermore, we conclude an event of impairment has occurred when any of the following conditions exist:

              a. our work program on a property has significantly changed such that previously-identified resource targets or work programs are no longer being pursued;

              b. exploration results are not promising and no more work is being planned in the foreseeable future; or

              c. remaining lease terms are insufficient to conduct necessary exploration work.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment. We rely on our own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from the sale or assignment of the rights. The latter will often be indicated by offers that we or others have received for exploration rights in the same or similar geological area. In many cases, the identified condition of impairment will result in a determination that no further exploration activity be performed and the amount of the write-down is the entire carrying value of the interest.

Under U.S. GAAP, we expensed all costs relating to the exploration of our exploration concessions prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as exploration costs. When commercial production commences on any of our properties, any previously capitalized costs would be charged to operations using the unit-of-production method.

Our financial statements are based on the selection and application of significant accounting policies, some of which require management to make estimates and assumptions. Estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on our results of operations or financial position.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

During the year ended December 31, 2004, net loss under Canadian GAAP was $(1,701,098) compared to a net loss of $(2,462,319) under US GAAP. The difference relates to the expensing of exploration costs of $(761,221) under U.S. GAAP, which are capitalized as part of mineral property interests under Canadian GAAP.

During the year ended December 31, 2003, net loss under Canadian GAAP was $(312,354) compared to a net loss of $(70,834) under U.S. GAAP. The difference relates to the add back of previously expensed exploration costs of $241,520 under US GAAP which are capitalized in the prior year as part of mineral property interests under Canadian GAAP.

During the year ended December 31, 2002, net loss under Canadian GAAP was $(62,147) compared to a net loss of $(214,147) under U.S. GAAP. The difference relates to the expensing of exploration costs of $(152,000) under U.S. GAAP, which are capitalized as part of mineral property interests under Canadian GAAP.

Under Canadian GAAP, exploration costs are capitalized until such time management determines that the value of the interests in resource properties are impaired or commercial production of the mineral resource properties commences. Under U.S. GAAP, exploration costs are not capitalized until a feasibility study has been completed indicating the presence of economically mineable reserves.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
================================================================================

Directors and Senior Management

The following table sets forth all of our current directors and executive officers, with each position and office held by them. Each director's term of office expires at the next annual general meeting of shareholders.

                                           PRINCIPAL OCCUPATION                         SERVICE AS A
NAME, AGE AND POSITION                    DURING THE PAST 5 YEARS                      DIRECTOR/OFFICER
----------------------                    -----------------------                      ----------------
DR. SALLY L. EYRE, 33                Vice President, Corporate Affairs,                 Since March 2004
CEO and Director                     Southernera Resources Ltd. (May 2002 to
                                     March 2004); Manager, Corporate
                                     Communication, Manhattan Minerals
                                     Corporation (September 2001 to April 2002);
                                     Corporate Development, Southern Rio
                                     Resources Limited (May 2000 to September
                                     2001); Contract Geologist, Minera Southern
                                     Rio S.A. (February 2000 to April 2000);
                                     Corporate Development, Altoro Gold
                                     Corporation (April 1999 to February 2000).

EDWARD FARRAUTO, 48                  Director, Bayridge Capital Corp. (1997 to        Since December 2003
CFO                                  present); CFO, Sonic Environmental
                                     Solutions Inc. (2002 to present).

DOUGLAS B. FORSTER, 46               Director, Rubicon Minerals Corp. (1996 to        Since December 2003
Director                             present), Director, Radiant Communications
                                     Corp. (2000 to present), Director, Odyssey
                                     Resources Ltd. (2001 to present), and
                                     Director, Sonic Environmental Solutions
                                     Inc. (2002 to present). President, Quarry
                                     Capital Corp. (1994 to present).

DR. RICHARD HENLEY, 58               Director, Epithermex International PTY           Since December 2003
Director                             (1988 to 2003); CEO, SRK Australia (1990 to
                                     1999); Chair, Anutech Pty. (1999 to 2001);
                                     Chair, Shipbuilding Board, Department of
                                     Defence Australia (2001-2003); Chair, CSIRO
                                     CLW Commercialization Advisory Board (2001
                                     to present)

                                           PRINCIPAL OCCUPATION                         SERVICE AS A
NAME, AGE AND POSITION                    DURING THE PAST 5 YEARS                      DIRECTOR/OFFICER
----------------------                    -----------------------                      ----------------
JOHN REYNOLDS, 63                    Leader of the Official Opposition for the          Since March 2005
Director                             Government of Canada, Official Opposition
                                     House Leader and Member of Parliament for
                                     the riding of the West Vancouver-Sunshine
                                     Coast-Sea to Sky Country since 1997



JEFFREY P. FRANZEN, 54               President, Franzen Mineral Engineering            Since August 2004
Director                             Limited.



BLAYNE JOHNSON, 47                   Businessman                                         Since May 2004
Vice President, Corporate
Development



DAVID TOYODA, 37                     Partner, Catalyst Corporate Finance Lawyers      Since December 2003
Corporate Secretary                  (1999 to present).

The business background and principal occupations of our officers, directors, and senior management for the preceding five years are as follows:

Dr. Sally L. Eyre (Age 33)
--------------------------

Dr. Eyre holds a B.Sc. (Hons.) degree in Geology from Kingston University, England and a PhD. (Economic Geology) from the Royal School of Mines, Imperial College, London. Dr. Eyre has extensive experience in mineral exploration, corporate development and corporate communications. She has held executive positions with a number of mineral exploration and development companies including Manhattan Minerals and most recently with platinum producer Southernera Resources where she was Vice President Corporate Affairs. Dr. Eyre will be responsible for our strategic growth and overall management.

Douglas B. Forster (Age 46)
---------------------------

Mr. Forster has been associated with the mineral exploration and mine development industry for the past 22 years. He holds a B.Sc. (1981) in Geology and a M.Sc. (1984) in Economic Geology from the University of British Columbia. Mr. Forster has extensive experience and a proven track record in resource project development and venture capital finance. He has been a founder, senior executive and/or director of ten publicly traded companies listed on the TSX Venture Exchange, TSX Exchange or NASDAQ. Mr. Forster is currently a director of Rubicon Minerals Corporation (1996 to present), Radiant Communications Corp. (2000 to present), Odyssey Resources Limited (2001 to present), and Sonic Environmental Solutions Inc. (2002 to present). Since 1994, Mr. Forster has been President of Quarry Capital Corporation where he assists companies in matters pertaining to corporate development and finance. Mr. Forster is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Dr. Richard Henley (Age 58)
---------------------------

For nearly 30 years, Dr. Richard Henley has been acknowledged internationally as a leader in the fields of mineral deposit exploration and research, through major contributions to knowledge of the origin of each of the dominant styles of gold and porphyry mineralization, and their exploration. As a minerals consultant he is credited with involvement in a number of major gold discoveries including the world's largest on Lihir Island in Papua New Guinea (PNG), which contains in excess of 40 million ounces of gold. Dr. Henley is the recipient of numerous awards including the Thayer Lindsley Award of the Society of Economic Geologists (1995) and a Fulbright Scholarship in 1983. He obtained his PhD. in 1971 from the University of Manchester, and, following appointments in New Zealand and Newfoundland, moved to Australia in 1986 as Chief Scientist in the Bureau of Mineral Resources for the Commonwealth Government. In 1990, Dr. Henley founded and was Managing Director of Etheridge and Henley, later EHW, which became the largest geosciences consulting organization in Australia, and one of its fastest growing private companies. He then led the international merger of EHW to become Steffen Robertson and Kirsten (Australasia) Pty Ltd. and subsequent company acquisitions. Dr. Henley has been frequently invited as a keynote speaker at industry and science forums all over the world. He is a Fellow of the Australian Institute of Company Directors, and he has advised major organizations on corporate governance, business management, risk and commercialization strategies.

John Reynolds (Age 63 )
-----------------------

Mr. Reynolds has served as the Member of Parliament for West-Vancouver-Sunshine Coast since June 1997. Since his election, he has served in the "shadow cabinet" of the Official Opposition as the Critic for Fisheries and Oceans, and one year as the Justice Critic and Chief Opposition Whip. After his re-election in 2000, Mr. Reynolds was appointed Official Opposition House Leader and then, in December of the same year, he was elected Leader of the Opposition in the House of Commons by the Canadian Alliance Caucus. He served in that position until Stephen Harper was elected to Parliament and assumed the role of Leader of the Opposition. Shortly after, he was again appointed to the position of Official Opposition House Leader until resigning the post in early 2004 to serve as the Co-Chairman of Stephen Harper's leadership campaign for the Conservative Party of Canada. Prior to his election in 1997, Mr. Reynolds was a member of the federal Progressive Conservative Party caucus, worked in the private sector, and served as Speaker of the Legislative Assembly and as Minister of Environment for British Columbia.

Jeffrey P. Franzen (Age 54)
---------------------------

Mr. Franzen has over thirty years experience in mineral exploration, mine development and operations, and he is a registered professional engineer in the Province of British Columbia. He holds a B.Sc., (Honours Geology) from the University of British Columbia and a M.Sc. (Structural Geology) from Carleton University. In addition to his open pit and underground operations expertise, Mr. Franzen has been associated with five development-stage mining projects that were subsequently sold to third parties including: North American Metals Corp. (1986-1988), Continental Gold Corp. (1988- 1990), El Condor Resources Limited (1990-1992), Francisco Gold Corp. (1997) and Mar-West Resources Ltd. (1998). Mr.Franzen is President of Franzen Mineral Engineering Limited, an independent mining consultancy.

Edward Farrauto (Age 48)
------------------------

Mr. Farrauto has 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance and public company management. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers and merger and acquisition transactions. He has extensive experience with U.S. filings including SEC clearance and reporting issuers

Blayne Johnson (Age 47)
-----------------------

Mr. Blayne Johnson has been involved in the investment community for the past 18 years. After leaving Midland Walwyn Securities where he was a broker, Mr Johnson held the position of Vice President, First Marathon Securities Inc. where he was involved in structuring equity and debt financings as well as mergers and acquisitions. Mr. Johnson also advised institutional clients on investments and was directly involved in over $500 million of financing for public companies listed on the Vancouver and Toronto Stock Exchanges. Since 1996, Mr Johnson has managed his own investment and real estate portfolio and has been an active angel investor focusing on small cap companies in the technology, mining and industrial sectors.

David Toyoda (Age 37)
---------------------

Mr. Toyoda is a Partner in the law firm of Catalyst Corporate Finance Lawyers. He completed his law and commerce degrees at the University of British Columbia in 1992, and was called to the British Columbia Bar in 1993. Mr. Toyoda is also involved in coordinating corporate governance courses for Simon Fraser University and the TSX Venture Exchange.

Compensation

Our directors do not receive any cash compensation for services rendered in their capacity as our directors but instead are issued stock based compensation in the form of options. Certain information about compensation paid to our senior executive officers during the past three fiscal years is set out in the following table:

                                       34

                                                                                     LONG TERM
                                               ANNUAL COMPENSATION                  COMPENSATION
                                      ---------------------------------------     ----------------
      NAME               FISCAL                                  OTHER ANNUAL     SECURITIES UNDER
 AND POSITION OF          YEAR                                   COMPENSATION       OPTIONS/SARS
    PRINCIPAL            ENDING       SALARY($)      BONUS($)        ($)              GRANTED(#)
    ---------            ------       ---------      --------        ---              ----------
Dr. Sally L. Eyre (1)     2004         105,000         Nil          50,000(2)         500,000 (3)
Chief Executive Officer   2003           N/A           N/A            N/A                N/A
and Director              2002           N/A           N/A            N/A                N/A

Edward Farrauto,          2004          67,642         Nil            Nil                Nil
President and CFO         2003           Nil           Nil             0              400,000 (4)
                          2002           N/A           N/A            N/A                Nil

Nizar Bharmal             2004           N/A           N/A            N/A                Nil
Former CEO (5)            2003           6,500         Nil            Nil                Nil
                          2002           7,000         Nil            Nil                Nil

NOTES:
(1) Dr. Eyre was hired as our Chief Executive Officer in March 2004, and she currently receives $11,500 per month for services rendered in such capacity.
(2)      This was paid for relocation expenses.
(3) Of these options, 300,000 are exercisable at a price of $2.10 each until March 15, 2009 and 200,000 are exercisable at a price of $1.80 each until May 11, 2009.
(4) Of these options, 400,000 are exercisable at a price of $0.25 each until December 11, 2008.
(5)      Mr. Bharmal resigned as our CEO in December 2003.

PENSION PLANS

We do not provide pension, retirement or similar benefits for directors, senior management or employees.

BOARD PRACTICES

Each of the directors continues to serve until the next annual general meeting unless his or her office is vacated earlier in accordance with our Articles or the provisions of the BUSINESS CORPORATIONS ACT (British Columbia). Our next annual general meeting of shareholders will be held in May 2005. Our officers are elected by the board and serve at the board's pleasure. We have not entered into service contracts with any of our directors. The Audit Committee, comprised of Dr. Eyre, Mr. Forster and Dr. Henley, meets once per quarter. The Audit Committee also meets periodically with management and the independent auditors to review financial reporting and control matters. The Audit Committee is responsible for reviewing with the independent auditors all of our financial statements to be submitted to the annual general meeting of our shareholders, prior to their consideration by the Board of Directors. The directors have also established a Compensation Committee comprised of Dr. Henley, Mr. Forster and Mr. Farrauto. This committee meets periodically and is responsible for ensuring the compensation levels and incentives are appropriate and makes recommendations to the board.

The Corporate Governance Committee is comprised of Dr. Henley, Dr. Eyre, Mr. Forster and Mr. Franzen and meets periodically. It is responsible for overseeing the strategic planning process and identification of risk, reviewing the internal controls and monitoring the effectiveness of the board.

We have entered into indemnity agreements with each of our Directors. Pursuant to these agreements, we will indemnify the Director against all costs incurred by the Director in any action, proceeding, environmental claim or investigation which arises from the Director acting in his or her capacity as a director. We will only indemnify the Director if the Director acted honestly and in good faith and, in the case of a criminal or administrative action, only if the Director had reasonable grounds to believe that the conduct was lawful.

EMPLOYEES

As of March 31, 2005, we had two full-time employees located in the Vancouver office. None of the employees are unionized.

SHARE OWNERSHIP

The following table shows the beneficial ownership of directors and senior management as of March 31, 2005.

NAME AND TITLE                                   SHARE OWNERSHIP (1)    % SHARE OWNERSHIP(2)
--------------                                   -------------------    --------------------
Dr. Sally L. Eyre                                      568,750                  2.85%
CHIEF EXECUTIVE OFFICER AND DIRECTOR


Douglas B. Forster                                    2,543,982                12.94%
DIRECTOR


Dr. Richard Henley                                     450,000                  2.29%
DIRECTOR


Jeffrey P. Franzen                                     800,000                  4.01%
DIRECTOR


John Reynolds                                          200,000                  1.02%
DIRECTOR


Edward Farrauto                                        887,500                  4.54%
CHIEF FINANCIAL OFFICER


Blayne Johnson                                        2,400,232                12.34%
VICE PRESIDENT, CORPORATE DEVELOPMENT


David Toyoda                                           17,500                   0.09%
SECRETARY


ALL DIRECTORS AND SENIOR MANAGEMENT AS A GROUP        7,867,964                36.66%

NOTES:
(1) As of March 31, 2005, including options described in the table below as well as all warrants to purchase Common Shares.
(2) Calculated based on a total of 19,454,0001 Common Shares issued and outstanding as of March 31, 2005 and on the basis whereby only the options and warrants as held by the individual are added to the issued and outstanding number of shares thereby showing no effect to other possible anti-dilutive factors.

STOCK OPTIONS

At our annual general meeting held on May 26, 2004, the shareholders adopted our Stock Option Plan (the "Stock Option Plan"). The effective date of the Stock Option Plan is April 29, 2004 being the date the Board approved the Stock Option Plan, and it will terminate on April 29, 2014. The following is a summary of the Stock Option Plan.

The maximum number of Common Shares reserved for issuance under the Stock Option Plan is 3,600,000 Common Shares. The Stock Option Plan will be administered by the Compensation Committee of our Board consisting of not less than two of its members. The Stock Option Plan provides that options may be granted to any employee, officer, director or consultant of us or a subsidiary of ours. The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the market value of the Common Shares at the time the option is granted. Options under the Stock Option Plan will be granted for a term not to exceed five years from the date of their grant, provided that if we are then a "Tier 1" company listed on the Exchange, the term of the option will be not more than 10 years. Options granted under the Stock Option Plan will be subject to such vesting schedule the Compensation Committee may determine. In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 10 days after notice thereof, notwithstanding the original vesting schedule. Options are non-assignable and non-transferable, provided that they will be exercisable by an optionee's legal heirs, personal representatives or guardians for up to six months following the death or termination of an optionee due to disability, or up to six months following the death of an employee if the employee dies within six months of termination due to disability. All such options will continue to vest in accordance with their original vesting schedule.

The following options are presently outstanding:

                                                     NUMBER OF
                                                     COMMON SHARES          EXERCISE
NAME                  POSITION WITH US               UNDER OPTION           PRICE         EXPIRY DATE
----                  ----------------               ------------           -----         -----------
Dr. Sally L. Eyre     Chief Executive Officer and    300,000                $2.10         March 15/09
                      Director                       200,000                $1.80         May 11/09

Edward Farrauto       Chief Financial Officer        400,000                $0.25         Dec. 11/08

Douglas B. Forster    Director                       200,000                $0.25         Dec. 11/08

Dr. Richard Henley    Chairman and Director          200,000                $0.25         Dec. 11/08

Jeffrey P. Franzen    Director                       200,000                $1.35         Sept. 29/09

David Toyoda          Corporate Secretary              5,000                $0.25         Dec. 11/08
                                                       5,000                $2.00         Apr. 29/09


Consultant                                           250,000                $0.25         Dec. 11/08

            ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
================================================================================

MAJOR SHAREHOLDERS

The following table sets forth, as at March 31, 2005, certain information with respect to the beneficial ownership of our Common Shares by each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares. Unless otherwise indicated by footnote, we believe that the beneficial owners of the Common Shares listed below, based on information furnished by such owners, have sole investment and voting power with respect to such Common Shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the United States Securities and Exchange Commission and generally includes voting or investment power with respect to securities. We are not aware of any significant change in the percentage ownership held by any of these greater-than-5% shareholders during the past three years. The shareholders below have identical voting rights to the other shareholders.

                                     NUMBER OF               PERCENTAGE OF
IDENTITY OF HOLDER                   COMMON SHARES           BENEFICIALLY OWNED
------------------                   -------------           ------------------
Douglas B. Forster                    2,343,982                  12.05%

Blayne Johnson                       2,400,233                   12.34%

Orogen Holdings (BVI) Limited        1,775,000                   9.12%

UNITED STATES SHAREHOLDERS

As of March 31, 2005 we had 50 registered shareholders with addresses in the United States representing 24.88% of the then issued and outstanding shares. In addition, residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

NO CHANGE IN CONTROL ARRANGEMENTS
---------------------------------

We are not aware of any arrangements, the operation of which may result in a change of our control.

RELATED PARTY TRANSACTIONS

None of our directors or senior officers, and no associates or affiliates of any of them is or has been materially indebted to us at any time. None of our experts or counsel was employed on a contingent basis or owns any shares which is material to such person.

Douglas B. Forster, one of our Directors, has also served as a director of Rubicon since 1996. As described above in "Item 4. History and Development of the Company," in 2004 we entered into the Acquisition Agreement with Rubicon, pursuant to which we acquired the Property.

Pursuant to an Escrow Agreement dated the 10th day of December, 2003 between us, Computershare Investor Services Inc., Douglas B. Forster and Blayne Johnson, 4,800,465 Common Shares held by Messrs. Forster and Johnson are subject to escrow restriction. Pursuant to a second escrow agreement between us , Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley, 690,000 Common Shares held by Messrs. Farrauto and Henley are subject to escrow restriction. Subject to the terms of the escrow agreements, the escrow shares are subject to release over three years commencing from May 7, 2004 (the "Notice Date") as follows:

                               % OF TOTAL ESCROWED SECURITIES      TOTAL NUMBER OF ESCROWED
        RELEASE DATES                  TO BE RELEASED              SECURITIES TO BE RELEASED
        -------------                  --------------              -------------------------
    On the Notice Date                      10%                             549,046

Six Months from Notice Date                 15%                             823,569

12 Months from Notice Date                  15%                             823,576

18 Months from Notice Date                  15%                             823,576

24 Months from Notice Date                  15%                             823,576

30 Months from Notice Date                  15%                             823,576

36 Months from Notice Date                  15%                             823,576

                          ITEM 8. FINANCIAL INFORMATION
================================================================================

FINANCIAL STATEMENTS

Our audited financial statements for each of the years in the three year period ended December 31, 2004, 2003 and 2002including our balance sheets, the statements of operations, of shareholders' equity and of cash flows and the notes to those statements and the auditors' report thereon, are included in this Form 20-F.

                          ITEM 9. THE OFFER AND LISTING
================================================================================

PRICE HISTORY

Our common shares have been listed and posted for trading on the TSX Venture Exchange (symbol: TLV) since October 5, 1994. Since then, the high-low stock range has been between $0.04 and $2.75. From January 1, 2005 to March 31, 2005, the high-low stock range has been between $1.25 and $0.80. The closing price of our common shares on March 31, 2005 was $1.15. Currently, our Common Shares are not listed or traded on an exchange or stock market in the United States.

The annual high-low ranges for our common shares on the TSX Venture Exchange since 2000 are set out below, as well as the quarterly high-low range for the last two financial years.

YEAR                                     HIGH                     LOW
----                                     ----                     ---
2005
2nd Quarter (thru April 15, 2005)        $1.25                    $1.07
1st Quarter                              $1.25                    $0.86
2004
4th Quarter                              1.10                     0.75
3rd Quarter                              1.80                     1.05
2nd Quarter                              2.75                     1.50
1st Quarter                              2.40                     1.15
2003
4th Quarter                              1.26                     0.09
3rd Quarter                              0.155                    0.045
2nd Quarter                              0.05                     0.04
1st Quarter                              0.07                     0.05
2002                                     0.15                     0.05
2001                                     0.23                     0.06
2000                                     0.48                     0.13

The monthly high-low ranges for our Common Shares on the TSX Venture Exchange since October 2004 are set out below.

MONTH                                    HIGH                     LOW
-----                                    ----                     ---
March  2005                              1.25                     1.00
February  2005                           1.05                     0.86
January 2005                             1.25                     0.90
December 2004                            1.10                     0.85
November 2004                            1.05                     0.75
October 2004                             1.10                     0.85

At March 31, 2005, we had 19,454,001 Common Shares issued and outstanding and held by an estimated 201 owners of record.

                         ITEM 10. ADDITIONAL INFORMATION
================================================================================

SHARE CAPITAL

Our authorized capital consists of an unlimited number of common shares without par value of which 19,454,001 Common Shares were issued and outstanding as at December 31, 2004 and 19,454,001 Common Shares were issued and outstanding as of March 31, 2005.

The following is a reconciliation of our share issuances for the last three fiscal years:

                                                      Common Shares
                                            ----------------------------------
                                               Shares                Amount
                                            ------------          ------------

Balance - December 31, 2001                    7,529,001          $  5,487,872
  Issuance of shares for cash                  1,175,000               117,500
                                            ------------          ------------
Balance - December 31, 2002                    8,704,001             5,605,372
  Stock compensation expense                        --                 133,239
                                            ------------          ------------
  Balance - December 31, 2003                  8,704,001             5,738,611
Issuance of shares for cash                   10,300,000             7,875,000
  Issuance of shares for mineral property        150,000               202,500
  Issuance of shares for finder's fees           300,000                  --
  Shares issuance costs                             --                 (47,278)
  Stock compensation expense                        --                 824,517
                                            ------------          ------------
  Balance - December 31, 2004                 19,454,001          $ 14,593,350
                                            ============          ============

During the 2002 fiscal year, 1,175,000 warrants were exercised for $0.10 per warrant for gross proceeds of $117,500.

On January 28, 2004, we issued, by private placement, 5,000,000 common shares at $0.25 per Common Share for gross proceeds of $1,250,000 ($460,000 of this was received in fiscal 2003 and was accordingly classified as share subscription received in advance). No commission or finder's fees was paid in conjunction with this financing.

On May 7, 2004 we issued, by private placement, 5,000,000 units at $1.25 per unit for gross proceeds of $6,250,000. Each unit consists of one Common Share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one Common Share until May 7, 2005 at a price of $1.50 per share. The Agent was paid a commission by issuing 300,000 units with each unit consisting of one Common Share and one-half of a common share purchase warrant. One full warrant will allow the Agent to purchase one Common Share until May 7, 2005 at a price of $1.50 per share. The Agent received 250,000 agent's warrants. Each agent's warrant is also exercisable into one Common Share at $1.25 until May 7, 2005.

On September 29, 2004 we issued, by private placement, 300,000 units at $1.25 per unit to one or our directors for gross proceeds of $375,000. Each unit consists of one Common Share and one full common share purchase warrant. One share purchase warrant will allow the holder to purchase one Common Share until September 29, 2006 at a price of $1.50 per share. No commission or finder's fees was paid in conjunction with this financing.

We also have options outstanding to purchase up to 1,760,000 Common Shares as described in Item 6. Directors, Senior Management and Employees - Stock Options.

There have been no changes to the number or classes of our shares, nor any changes to the voting rights attached to any of our shares.

Fully Diluted Share Capital
---------------------------

Assuming that all options and other rights to purchase Common Shares are exercised and all Property Shares are issued, up to a maximum of 24,564,001 Common Shares will be issued and outstanding on a fully diluted basis, comprised of the following:

DESCRIPTION                                    NUMBER OF COMMON SHARES
-----------                                    -----------------------
Outstanding as of March 31, 2005               19,454,001
Agents' Warrant Shares                         3,200,000
Options                                        1,760,000
Point Leamington Shares                        150,000
TOTAL                                          24,564,001

* See Item 4. Information on the Company - Description of the Business for details of our obligations to issue these shares.

NOTICE OF ARTICLES AND ARTICLES OF ASSOCIATION

Our Memorandum and Articles of Incorporation were filed with the Ministry of Finance and Corporate Relations, Registrar of Companies in the Province of British Columbia, Canada on January 15, 1969 under the name Mark V. Mines Ltd. (N.P.L.) with the Certificate of Incorporation No. 84,103. We were incorporated to conduct all lawful business pursuant to the laws of British Columbia and our Certificate of Incorporation and Articles do not describe a business object or purpose.

On August 12, 2004, we amended our articles to comply with the NEW BUSINESS CORPORATIONS ACT (British Columbia) and our Memorandum was replaced by the Notice of Articles.

The Articles may be amended by a special resolution of the shareholders approved by not less than 66.66% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

As at March 31, 2005 our authorized and issued capital is as follows:

Authorized:      unlimited number of common shares without par value

Issued:          19,454,001 common shares, of which 4,117,850 are held in escrow

COMMON SHARES

All issued and outstanding Common Shares are fully paid and non-assessable. Each holder of record of Common Shares is entitled to one vote for each Common Share so held on all matters requiring a vote of shareholders, including the election of directors. The holders of Common Shares will be entitled to dividends on a pro-rata basis, if, as and when declared by the board of directors. There are no preferences, conversion rights, pre-emptive rights, subscription rights, or restrictions or transfers attached to the Common Shares. In the event of our liquidation, dissolution, or winding up, the holders of Common Shares are entitled to participate in our assets available for distribution after satisfaction of the claims of creditors. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BUSINESS CORPORATIONS ACT (British Columbia) and our Notice of Articles and articles do not contain any additional provisions which are more stringent than those permitted in the BUSINESS CORPORATIONS ACT (British Columbia). Generally, such variations require a special resolution of the shareholders approved by not less than 66.66% of the votes cast and by filing thereafter with Registrar of Companies in the Province of British Columbia.

The BUSINESS CORPORATIONS ACT (British Columbia) does not impose any limitations on the rights to own our securities.

There are no provisions in our Notice of Articles or articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

There are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed. However, the SECURITIES ACT (British Columbia) requires such disclosure by a shareholder holding more than 10% of our issued voting securities.

POWERS AND DUTIES OF DIRECTORS

The directors shall manage or supervise the management of our affairs and business and shall have authority to exercise all such powers that are not required to be exercised by our shareholders in a general meeting.

Questions to be determined at a directors meeting shall be determined by a majority vote. The Chairman has no additional power for voting, and directors are not required to hold our shares.

A director's term of office expires immediately prior to the next annual general meeting. In general, a director who is, in any way, directly interested in an existing or proposed contract or transaction with us, whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Generally, such director shall not vote in respect of any such contract or transaction and if he shall do so, his vote shall not be counted, but he shall be counted in the quorum presented at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on our behalf (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligation; or (c) mortgage, charge or give other security on the whole or any part of our property and assets.

SHAREHOLDERS

An annual general meeting shall be held once in every calendar year and within 15 months of the last annual general meeting at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two members or two proxyholders representing members, or a combination thereof, holding not less then 5% of the issued and outstanding shares entitled to be voted at the meeting. We believe there is no limitation imposed by the laws of British Columbia or by the Notice of Articles or Articles on the right of a non-resident to hold or vote the Common Shares.

MATERIAL CONTRACTS

We have entered into the following material contracts:

1. Option Agreement between us and Rubicon dated February 16, 2004 described above.

2. Agreement between us and Endeavour dated December 12, 2003 described above.

3. Agreement between us and Orogen Holding (BVI) Limited dated December 11, 2003 described above.

4. Escrow Agreement among us, Computershare Investor Services Inc., Douglas Forster and Blayne Johnson dated December 10, 2003 described above.

5. Escrow Agreement among us, Pacific Corporate Trust Company, Edward Farrauto and Dr. Richard Henley dated May 7, 2004 described above.

6. Stock Option Agreements dated December 11, 2003 between us and each of Edward Farrauto, Douglas B. Forster, Dr. Richard Henley, David Toyoda, and Endeavour Financial Corp. See item 6. Directors, Senior Management and Employees - Stock Options described above.

7. Dr. Sally L. Eyre's Stock Options dated March 15, 2004 and May 11, 2004. See item 6. Directors, Senior Management and Employees - Stock Options described above.

8. Jeffrey P. Franzen's Stock Options dated September 29, 2004. See item 6. Directors, Senior Management and Employees - Stock Options described above.

9. David Toyoda's Stock Options dated April 29, 2004. See item 6. Directors, Senior Management and Employees - Stock Options described above.

10. John Reynolds' Stock Options dated March 4, 2005. See item 6. Directors, Senior Management and Employees - Stock Options described above.

11. Indemnity Agreements dated December 10, 2003 and March 15, 2004 between us and each of: Dr. Sally L. Eyre, Edward Farrauto, Douglas B. Forster, David Toyoda and Dr. Richard Henley pursuant to which we agree to indemnity them against liability incurred while acting as our director or officer described above.

12. Indemnity Agreement dated September 29, 2004 between us and Jeffrey P. Franzen pursuant to which we agree to indemnify him against liability incurred while acting as our director described above.

13. Indemnity Agreement dated March 7, 2005 between us and John Reynolds pursuant to which we agree to indemnify him against liability incurred while acting as our director described above.

14.   Sublease Agreement dated March 5, 2004 described above.

EXCHANGE CONTROLS

We do not believe there are any decrees or regulations under the laws of British Columbia or Canada applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our Common Shares, other than for the withholding of taxes. There are no restrictions under our Notice of Articles or Articles that limits the right of non-resident owners to hold or vote our Common Shares or to receive dividends thereon. We are organized under the laws of British Columbia. There is uncertainty as to whether the Courts of British Columbia would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in British Columbia Courts against us or such persons predicated upon the federal securities laws of the United States.

There is no limitation imposed by the laws of Canada or our Notice of Articles or Articles on the right of a non-resident to hold or vote the Common Shares, other than as provided in the INVESTMENT ACT (Canada) (the "Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the Common Shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire our control and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act was not less than a specified amount, which for 2000 was any amount in excess of $192 million. A non-Canadian would acquire our control for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of our control unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including: (a) an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of our control in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (c) an acquisition of our control by reason of an amalgamation, merger consolidation or corporate reorganization following which our ultimate direct or indirect control in fact, through the ownership of the Common Shares, remained unchanged.

Currently 100% of our operations are in Canadian dollars.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material Canadian federal income tax considerations, as of the date hereof, generally applicable to security holders who deal at arm's length with us, who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and any applicable tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Common Shares, to whom such Common Shares are capital property, and to whom such Common Shares are not "taxable Canadian property" (as defined in the Canadian Tax Act). This summary does not apply to a non-resident insurer.

Generally, Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use such Common Shares in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. All security holders should consult their own tax advisors as to whether, as a matter of fact, they hold Common Shares as capital property for the purposes of the Canadian Tax Act.

This discussion is based on the current provisions of the Canadian Tax Act and the regulations thereunder, the current provisions of the Canada-United States Income Tax Convention (1980) (the "Tax Treaty") and current published administrative practices of the Canada Customs and Revenue Agency. This discussion takes into account specific proposals to amend the Canadian Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

Except for the foregoing, this discussion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

WHILE INTENDED TO ADDRESS ALL MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS, THIS SUMMARY IS OF A GENERAL NATURE ONLY. THEREFORE, SECURITY HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Generally, Common Shares will not be "taxable Canadian property" at a particular time provided that such Common Shares are listed on a prescribed stock exchange (which proposed legislation includes the TSX Venture Exchange), the holder does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of our capital stock at any time within sixty months preceding the particular time.

Generally, a holder of Common Shares that are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the sale or other disposition of shares.

Dividends paid or deemed to be paid on Common Shares are subject to non-resident withholding tax under the Canadian Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty or convention. For example, under the Tax Treaty, the rate is reduced to 5% in respect of dividends paid to a company that is the beneficial owner thereof, that is resident in the United States for purposes of the Tax Treaty and that owns at least 10% of our voting stock. In all other cases, the rate is reduced to 15% in respect of dividends paid to the beneficial owner thereof that is resident in the United States for purposes of the Tax Treaty.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold Common Shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares are urged to consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares.

U.S. Holders
------------

As used herein, a "U.S. Holder" is a holder of Common Shares who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Common Shares of the Company
---------------------------------------------

U.S. Holders, who do not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and receiving dividend distributions (including constructive dividends) with respect to Common Shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that our distributions exceed current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of us. Because we expect that we will be classified as a "passive foreign investment company" as described below, this deduction will not be available to a U.S. Holder which is a corporation.

Foreign Tax Credit
------------------

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source taxable income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic (U.S.) sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by us will generally constitute foreign source "passive income" or, in the case of U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of our Common Shares
--------------------------------

A U.S. Holder, who does not fall under any of the provisions contained within the "Other Considerations for U.S. Holders" section, and will recognize gain or loss upon the sale of Common Shares of equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the Common Shares. This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless we were to become a controlled foreign corporation. For the effect on us becoming a controlled corporation, see "Controlled Foreign Company Status" below. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders
-------------------------------------

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares.

FOREIGN PERSONAL HOLDING COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first year) or more of our gross income for such year was derived from certain passive sources (e.g., from interest, dividends and certain rents), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold Common Shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

FOREIGN INVESTMENT COMPANY

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gains.

PASSIVE FOREIGN INVESTMENT COMPANY

As a foreign corporation with U.S. shareholders, the corporation could be treated as a passive foreign investment corporation ("PFIC"). Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes but is not limited to interest, dividends and certain rents and royalties or (ii) at least 50% of our assets held during the year produce or are held for the production of passive income. The 50% test is based upon the value of our assets (or, the adjusted tax basis of our assets, if we are not publicly traded and are a controlled foreign corporation or makes an election). WE BELIEVE THAT WE HAVE BEEN A PFIC FOR EACH FISCAL YEAR SINCE OUR INCORPORATION, AND EXPECT TO BE CHARACTERIZED AS A PFIC THIS FISCAL YEAR.

A U.S. Holder who holds stock in a PFIC is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat us as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as non-deductible "personal interest."

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits. (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain "excess distributions", as specially defined, by us.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then we will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e. it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Non-Pedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders are urged to consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Common Shares are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in us.

MARK-TO-MARKET ELECTION FOR PFIC STOCK

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct the lesser of any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year, or the "unreversed inclusions" with respect to the PFIC stock (the net mark-to-market gains on the stock that the Holder included in income in prior tax years).

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a Controlled Foreighn Company ("CFC") (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

CONTROLLED FOREIGN COMPANY STATUS

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of our stock, we would be treated as a CFC under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of us and our earnings invested in "U.S. property" (as defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares by such a 10% U.S. Holder of us at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

ELIMINATION OF OVERLAP BETWEEN SUBPART F RULES AND PFIC PROVISIONS

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in us as if those shares had been sold.

DIVIDEND AND PAYING AGENTS

The declaration of dividends on our Common Shares is within the discretion of our board of directors and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition. At the present time, our anticipated capital requirements are such that we intend to follow a policy of retained earnings in order to finance the further development of our business.

STATEMENT BY EXPERTS

Our financial statements for each of the years in the three year period ended December 31, 2004, 2003 and 2002 included in this Registration Statement have been audited by Staley Okada & Partners, independent auditors, as stated in their reports appearing herein (which reports express an unqualified opinion), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The descriptions of the Point Leamington Property contained in Item 4. Information on the Company are summarized from reports prepared by Callum Grant, P.Eng. and Gary Giroux, P.Eng. of HATCH Associates Ltd. of Suite 200 - 1550 Alberni Street, Vancouver, British Columbia, V6E 1A5.

DOCUMENTS ON DISPLAY

Any documents referred to in this registration statement on Form 20-F may be inspected at our principal office located at Suite 285, 200 Granville Street, Vancouver, British Columbia, V6C 1S4 during normal business hours.

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
================================================================================

Not applicable.

         ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
================================================================================

Not applicable.

                                     PART II

            ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
================================================================================

Not Applicable.

                  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS
                     OF SECURITY HOLDERS AND USE OF PROCEEDS
================================================================================

Not Applicable.

                        ITEM 15. CONTROLS AND PROCEDURES
================================================================================

Not Applicable.

                    ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT
                            ITEM 16B. CODE OF ETHICS
                ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
      ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
================================================================================

Not Applicable.

                                    PART III
                          ITEM 17. FINANCIAL STATEMENTS
================================================================================

The financial statements of TLC Ventures Corp. are filed as part of this Registration Statement.

The following Financial Statements are filed as part of this Registration Statement, together with the Reports of the Independent Auditors:

EXHIBIT
REFERENCE #
-----------
                  TLC VENTURES CORP.

N/A               Report of Independent Auditors
N/A               Balance Sheets
N/A               Statements of Operations
N/A               Statements of Shareholders' Equity
N/A               Statements of Cash Flows
N/A               Notes to the Financial Statements

                               TLC VENTURES CORP.

                         (An Exploration Stage Company)

                              FINANCIAL STATEMENTS

                        December 31, 2004, 2003 and 2002

                          (Expressed in Canadian Funds)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Directors of TLC Ventures Corp.:

We have audited the accompanying balance sheets of TLC Ventures Corp. (An Exploration Stage Company) as at December 31, 2004 and 2003 and the related statements of changes in shareholders' equity, loss and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the changes in shareholders' equity, results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.


                                          /s/ Staley, Okada & Partners

Vancouver, B.C.                           STALEY, OKADA & PARTNERS
January 14, 2005                          CHARTERED ACCOUNTANTS

TLC Ventures Corp.                                                   Statement 1
------------------                                                   -----------
(An Exploration Stage Company)
BALANCE SHEETS
AS AT DECEMBER 31
Canadian Funds

ASSETS                                                 2004            2003
--------------------------------------------------------------------------------

CURRENT
     Cash and cash equivalents                     $  6,192,278    $    459,871
     Amounts receivable                                  98,231             998
     Prepaid expenses and advances                       71,505            --
                                                   -----------------------------
                                                      6,362,014         460,869
PROPERTY, PLANT AND EQUIPMENT, NET OF
  ACCUMULATED AMORTIZATION (NOTE 4)                      57,674            --
MINERAL PROPERTY COSTS - SCHEDULE (NOTE 5)              761,221            --
                                                   -----------------------------

                                                   $  7,180,909    $    460,869
--------------------------------------------------------------------------------

LIABILITIES
--------------------------------------------------------------------------------
CURRENT
     Accounts payable                              $     14,716    $      6,255
     Accrued liabilities                                 17,000            --
     Due to related parties (NOTE 7A)                    13,058          12,120
                                                   -----------------------------
                                                         44,774          18,375

SHARE SUBSCRIPTIONS RECEIVED IN ADVANCE (NOTE 6C)          --           460,000

SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
SHARE CAPITAL - STATEMENT 2 (NOTE 6)                 14,593,350       5,738,611
DEFICIT - STATEMENT 2                                (7,457,215)     (5,756,117)
                                                   -----------------------------
                                                      7,136,135         (17,506)
                                                   $  7,180,909    $    460,869
================================================================================

ON BEHALF OF THE BOARD:

         /s/      Sally Eyre, Director
         /s/      Edward Farrauto, Director




                           - See Accompanying Notes -

TLC Ventures Corp.                                                   Statement 2
(An Exploration Stage Company)                                       -----------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31
Canadian Funds

                                                           Common Shares           Accumulated
                                                       Shares         Amount         Deficit         Total
=============================================================================================================
Balance - December 31, 2001                           7,529,001   $  5,487,872   $  (5,381,616)  $   106,256
     Issuance of shares for cash                      1,175,000        117,500             --        117,500
     Loss for the year                                      --             --          (62,147)      (62,147)
                                                     --------------------------------------------------------

Balance - December 31, 2002                           8,704,001      5,605,372     (5,443,763)       161,609
     Stock compensation expense                             --         133,239            --         133,239
     Loss for the year                                      --            --         (312,354)      (312,354)
                                                     --------------------------------------------------------

Balance - December 31, 2003                           8,704,001      5,738,611     (5,756,117)       (17,506)
     Issuance of shares for cash                     10,300,000      7,875,000            --       7,875,000
     Issuance of shares for mineral property            150,000        202,500            --         202,500
     Issuance of shares for finder's fees               300,000            --             --             --
     Shares issuance costs                                  --         (47,278)           --         (47,278)
     Stock compensation expense                             --         824,517            --         824,517
     Loss for the year                                      --             --     (1,701,098)     (1,701,098)
                                                     --------------------------------------------------------

Balance - December 31, 2004                          19,454,001   $ 14,593,350   $ (7,457,215)   $ 7,136,135
=============================================================================================================


                           - See Accompanying Notes -

TLC Ventures Corp.                                                   Statement 3
(An Exploration Stage Company)                                       -----------

STATEMENTS OF LOSS
FOR THE YEARS ENDED DECEMBER 31
Canadian Funds

                                                                    2004            2003            2002
=============================================================================================================
EXPENSES
     Audit and accounting fees                                  $     32,605    $     8,700     $      4,238
     Amortization                                                     10,605            --               --
     Bank charges                                                        660            400              222
     Foreign exchange                                                    441            --               --
     Consulting fees                                                  63,000            --               --
     Insurance                                                        19,015            --               --
     Legal fees                                                      110,827         14,349            2,043
     Marketing                                                        46,569            --               --
     Office, postage and printing                                     43,145            --               --
     Rent                                                             34,375         23,550           25,600
     Salaries and wages                                              274,624            --               --
     Salaries and wages - Stock compensation                         824,517        133,239              --
     Shareholder relations                                             7,563         16,362           20,253
     Telephone and utilities                                          10,632            --               --
     Trade shows, conferences                                         14,467            --               --
     Transfer agent, regulatory fees                                  23,644          9,512            5,849
     Travel                                                          157,989          4,400            4,800
                                                                ---------------------------------------------
                                                                  (1,674,678)      (210,512)         (63,005)
                                                                ---------------------------------------------

OTHER ITEMS
     Gain on forgiveness of debt                                         --         139,408              --
     Mineral properties written off                                      --        (241,520)             --
     Property investigation                                         (102,098)           --               --
     Interest income                                                  75,678            270              858
                                                                ---------------------------------------------

LOSS FOR THE YEAR                                               $ (1,701,098)   $  (312,354)    $    (62,147)
=============================================================================================================

LOSS PER SHARE - BASIC AND DILUTED                              $      (0.10)   $     (0.04)    $      (0.01)
=============================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING              16,971,078      8,704,001        8,433,590
=============================================================================================================

                           - See Accompanying Notes -

TLC Ventures Corp.                                                   Statement 4
(An Exploration Stage Company)                                       -----------


STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
Canadian Funds

CASH RESOURCES PROVIDED BY (USED IN)                                2004            2003            2002
=============================================================================================================
OPERATING ACTIVITIES
     Loss for the year                                          $ (1,701,098)   $   (312,354)   $    (62,147)
     Items not affecting cash:
         Amortization                                                 10,605             --              --
         Gain on forgiveness of debt                                     --         (139,408)            --
         Mineral properties written off                                  --          241,520             --
         Stock-based compensation                                    824,517         133,239             --
                                                                ---------------------------------------------
                                                                    (865,976)        (77,003)        (62,147)

     Net changes in non-cash working capital components:
         Amounts receivable                                          (97,233)           (846)            507
         Accounts payable and accrued liabilities                     26,399         (22,981)         36,101
         Prepaid expenses                                            (71,505)            --            5,150
                                                                ---------------------------------------------
                                                                  (1,008,315)       (100,830)        (20,389)
                                                                ---------------------------------------------

INVESTING ACTIVITIES
     Property, plant and equipment acquired                          (68,279)            --              --
     Mineral property costs                                         (558,721)            --         (152,000)
                                                                ---------------------------------------------
                                                                    (627,000)            --         (152,000)
                                                                ---------------------------------------------

FINANCING ACTIVITIES
     Loans payable                                                       --           66,908          22,500
     Share subscriptions received in advance                             --          460,000             --
     Cash received for shares - net of issuance costs              7,367,722             --          117,500
                                                                ---------------------------------------------
                                                                   7,367,722         526,908         140,000
                                                                ---------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               5,732,407         426,078         (32,389)
     Cash and Cash Equivalents - Beginning of Year                   459,871          33,793          66,182
                                                                ---------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR                         $  6,192,278    $    459,871     $    33,793
=============================================================================================================

SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
     Shares issued for mineral property                         $    202,500    $        --          $   --
     Shares issued for finder's fees                            $        --     $        --          $   --
     Stock-compensation costs recorded in share capital         $    824,517    $    133,239         $   --
=============================================================================================================

SUPPLEMENTAL CASH FLOW DISCLOSURE:
     Cash paid for interest                                          $   --          $   --          $   --
     Cash paid for income taxes                                      $   --          $   --          $   --
=============================================================================================================

                           - See Accompanying Notes -

TLC Ventures Corp.                                                      Schedule
(An Exploration Stage Company)                                          --------

SCHEDULES OF MINERAL PROPERTY COSTS
FOR THE YEARS ENDED DECEMBER 31
Canadian Funds

                                                                    2004            2003            2002
=============================================================================================================
DAWSON CLEAR CREEK PROPERTY, YUKON, CANADA
Acquisition costs
     Cash - option payments                                     $        --     $        --     $    150,000
Deferred exploration expenditures
     Geological and field expenses                                       --              --            2,000
                                                                ---------------------------------------------
                                                                         --              --          152,000
                                                                ---------------------------------------------

POINT LEAMINGTON PROPERTY, NEWFOUNDLAND, CANADA
Acquisition costs
     Cash - option payments                                          125,000             --              --
     Shares - option payments                                        202,500             --              --
                                                                ---------------------------------------------
                                                                     327,500             --              --
                                                                ---------------------------------------------

Deferred exploration expenditures
     Assaying                                                         15,465             --              --
     Camp and general                                                 28,460             --              --
     Drilling                                                        194,229             --              --
     Equipment rental                                                 27,486             --              --
     Geological consulting                                           127,762             --              --
     Geophysical                                                      14,486             --              --
     Mineral claim maintenance                                        25,833             --              --
                                                                ---------------------------------------------
                                                                     433,721             --              --
                                                                ---------------------------------------------

COSTS FOR THE YEAR                                                   761,221             --          152,000

     Balance - Beginning of year                                         --          241,520          89,520
     Write-off of mineral property costs                                 --         (241,520)            --
                                                                ---------------------------------------------

BALANCE - END OF YEAR                                           $    761,221    $        --     $    241,520
=============================================================================================================

                           - See Accompanying Notes -

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


1.   NATURE OF BUSINESS

TLC Ventures Corp. ("TLC" or the "Company") is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company's investment in its mineral properties is dependent upon the discovery, development and sale of ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "TLV". The Company's corporate head office is in Vancouver, Canada.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A)  CASH AND CASH EQUIVALENTS

         For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash equivalents with institutions of high-credit worthiness.

     B)  MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

         The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

         Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

         The recoverability of the amount capitalized for the undeveloped resource properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

         Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

     C)  OPTION AGREEMENT

         From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

     D)  AMORTIZATION

         The Company provides for amortization on its property, plant and equipment at an annual rate as follows:

         (i) 20% for furniture and office equipment on the declining balance method,

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         (ii) 30% - 45% for computer equipment and software on the declining balance method, and

         (iii) leasehold improvements are amortized on a straight-line basis over the term of the lease.

         One-half of the above rate is taken in the year of acquisition.

     E)  INCOME TAXES

         Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

     F)  SHARE CAPITAL

         i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

         ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

     G)  STOCK-BASED COMPENSATION - CHANGE IN ACCOUNTING POLICY

         As encouraged by CICA Handbook Section 3870 the Company enacted prospectively early adoption of the fair value based method of accounting for awards to employees for the fiscal year beginning January 1, 2003.

         The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

     H)  LOSS PER SHARE

         Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

     I)  MANAGEMENT'S ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


     J)  FLOW-THROUGH SHARES

         During the year, the Company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

         If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures. As no flow-through shares were issued during the year, there was no impact on the financial statements for the current fiscal year.

     K)  ASSET RETIREMENT OBLIGATION

         Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

         There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.   PROPERTY, PLANT AND EQUIPMENT

     Details are as follows:

                                                                               Net Book          Net Book
                                                             Accumulated         Value             Value
                                               Cost         Amortization         2004              2003
                                          ---------------------------------------------------------------
     Computer equipment and software        $  23,483        $  (3,523)       $  19,960           $ --
     Furniture and office equipment            19,918           (1,993)          17,925             --
     Leasehold improvements                    24,878           (5,089)          19,789             --
                                          ---------------------------------------------------------------
                                            $  68,279        $ (10,605)       $  57,674           $ --
                                          ---------------------------------------------------------------

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


5.   MINERAL PROPERTY COSTS

     Details are as follows:

                                                              Deferred          Total            Total
                                           Acquisition      Exploration          2004             2003
                                          ---------------------------------------------------------------
     Point Leamington Property              $ 327,500        $ 433,721        $ 761,221           $ --

     A)  POINT LEAMINGTON PROPERTY, NEWFOUNDLAND, CANADA

         Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation ("Rubicon"), a company with a director in common, the Company acquired the option to purchase a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company, at its option, must issue 300,000 common shares and pay $250,000 as follows:

                                                 Shares          Cash
                                               --------------------------
     Upon regulatory approval (issued/paid)      150,000     $  125,000
     On or before May 7, 2005                     75,000         50,000
     On or before May 7, 2006                     75,000         75,000
                                               --------------------------
                                                 300,000     $  250,000
                                               --------------------------

         The Company or its nominee has a right of first refusal on the purchase of any or all of the 300,000 shares if Rubicon intends to sell them. There is an Area of Interest (AOI) in the agreement whereby additional claims staked by either Rubicon or the Company within 1.5 km of the boundary of the Point Leamington Mining Lease will form part of the Agreement. In addition if, prior to the Company fulfilling the full conditions of the agreement, the Company sells a 100% interest in the project to an arms-length third party, Rubicon shall receive 50% of the gross sale proceeds less the total consideration paid to them pursuant to the agreement prior to the date of sale.

         There is a 2% Net Smelter Return Royalty on the property held by third parties.

     B)  DAWSON CLEAR CREEK PROPERTIES, YUKON TERRITORY, CANADA

         In prior years, the Company acquired a mineral lode property of 6 claims known as the HP group in Dawson Mining District, Yukon for $32,000 and a 30% working interest in 103 mineral claims in the Dawson and Mayo Mining Districts, Yukon for $200,000. In 2003, management wrote off these mineral claims.

6.   SHARE CAPITAL

     a) Authorized: Unlimited number of common shares without par value (2003 - 25,000,000; 2002 - 10,000,000).

     b) During the 2002 fiscal year, 1,175,000 warrants were exercised for $0.10 per warrant for gross proceeds of $117,500.

     c) On January 28, 2004, the Company issued, by private placement, 5,000,000 common shares at $0.25 per common share for gross proceeds of $1,250,000 ($460,000 of this was received in fiscal 2003 and was accordingly classified as share subscription received in advance). No commission or finder's fees was paid in conjunction with this financing.

     d) On May 7, 2004 the Company issued, by private placement, 5,000,000 units at $1.25 per unit for gross proceeds of $6,250,000. Each unit consists of one common share and one-half of a common share purchase

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         warrant. One full warrant will allow the holder to purchase one common share in the Company until May 7, 2005 at a price of $1.50 per share. The Agent was paid a commission by issuing 300,000 units with each unit consisting of one common share and one-half of a common share purchase warrant. One full warrant will allow the Agent to purchase one common share of the Company until May 7, 2005 at a price of $1.50 per share. The Agent received 250,000 agent's warrants. Each agent's warrant is also exercisable into one common share of the Company at $1.25 until May 7, 2005.

     e) On September 29, 2004 the Company issued, by private placement, 300,000 units at $1.25 per unit to a director of the Company for gross proceeds of $375,000. Each unit consists of one common share and one full common share purchase warrant. One share purchase warrant will allow the holder to purchase one common share in the Company until September 29, 2006 at a price of $1.50 per share. No commission or finder's fees was paid in conjunction with this financing.

     f)  SHARE PURCHASE OPTIONS

         i) The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 3,600,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

              Options vest according to the following schedule:

              25% - on grant date 25% - six months after grant date 25% - twelve months after grant date 25% - eighteen months after grant date

         ii) A summary of the Company's options at December 31, 2004 and the changes for the period are as follows:

                            Outstanding                          Expired    Outstanding
              Exercise      December 31                            or         December
               Price           2003       Granted   Exercised   Cancelled     31, 2004       Expiry date
              ----------------------------------------------------------------------------------------------
               $0.25         1,055,000        --         --         --       1,055,000    December 11, 2008
               $2.10               --     300,000        --         --         300,000    March 15, 2009
               $2.00               --       5,000        --         --           5,000    April 29, 2009
               $1.80               --     200,000        --         --         200,000    May 11, 2009
               $1.35               --     200,000        --         --         200,000    September 29, 2009
              ----------------------------------------------------------------------------------------------
                             1,055,000    705,000        --         --       1,760,000
              ----------------------------------------------------------------------------------------------
              Weighted average   $0.25      $1.80        --         --        $   0.87
               exercise price

                                                                   Weighted Average
                                               Number of Options    Exercise Price           Expiry
              ----------------------------------------------------------------------------------------------
              Vested as at December 31, 2004       1,546,740               $0.78      December 11, 2008
                                                                                      to September 29, 2009
              ----------------------------------------------------------------------------------------------

              For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


              Effective January 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense.

         iii) During the 2002 fiscal year, the Company did not grant any stock options to either the employees or non-employees of the Company, and as such, no compensation expense was recorded and no pro forma disclosure of these awards was required under the fair value method.

         iv) During the 2003 fiscal year, the Company granted stock options of 805,000 to directors and officers. The Company also granted stock options of 250,000 to a consultant. Each option entitles the holder to acquire one common share of the Company at an exercise price of $0.25 per share, expiring December 11, 2008. The Company recorded $101,665 of stock-based compensation expenses on options vested to directors and officers of the Company and $31,574 of stock-based compensation expenses on options vested to consultant to the Company for a total of $133,239 as salaries and wages - stock compensation expense. The offsetting entry is to share capital.

         v) During the year, the Company granted options to purchase up to 705,000 shares of the Company at exercise prices between $1.35 to $2.10 per share to directors and officers of the Company. As at December 31, 2004, 491,740 of these options have vested. The total fair value of the options granted was calculated to be $1,094,934. Since the options were granted under a graded vesting schedule, $824,517 of the fair value has been recorded in the Company's accounts as salaries and wages - stock compensation expense. The offsetting entry is to share capital.

              The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

                                                       2004     2003     2002
                                                     -------------------------
              Average risk free interest rate         3.79%      5%      N/A
              Average expected option life           5 years   5 years   N/A
              Stock volatility - based on
               trading history                       154.81%   90.80%    N/A
              Dividend payments during life
               of option                               Nil       Nil     N/A

              The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

     G)  SHARE PURCHASE WARRANTS

         As at December 31, 2004, the following share purchase warrants are outstanding:

                          Outstanding                                     Outstanding
         Exercise         December 31                         Expired or    December
          Price               2003       Issued   Exercised   Cancelled     31 2004        Expiry date
         -------------------------------------------------------------------------------------------------
         $1.25                 --        250,000      --          --         250,000       May 7, 2005
         $1.50                 --      2,500,000      --          --       2,500,000       May 7, 2005
         $1.50                 --        150,000      --          --         150,000       May 7, 2005
         $1.50                 --        300,000      --          --         300,000    September 29, 2006
         -------------------------------------------------------------------------------------------------
                               --      3,200,000      --          --       3,200,000
         -------------------------------------------------------------------------------------------------
         Weighted average      --          $1.48      --          --          $1.48
         exercise price
         -------------------------------------------------------------------------------------------------

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


     H)  ESCROW SHARES

         As at December 31, 2004 there are 4,117,850 common shares held in escrow. Subject to the terms of the escrow agreements, the escrow shares are subject to be released as follows:


                                               TOTAL NUMBER OF ESCROWED
          RELEASE DATES                        SECURITIES TO BE RELEASED

         May 7, 2005                                    823,570
         November 7, 2005                               823,570
         May 7, 2006                                    823,570
         November 7, 2006                               823,570
         May 7, 2007                                    823,570
                                                    ------------
                                                      4,117,850
                                                    ------------

7.   RELATED PARTY TRANSACTIONS

     Except as noted elsewhere in these financial statements, related party transactions are as follows:

     a) As at December 31, 2004, amounts due to related parties consist of $13,058 (2003 - $12,120) owing to directors and officers and a law firm where an officer of the Company is a partner. These amounts were incurred in the ordinary course of business are non-interest bearing, unsecured and due on demand.

     b) During the year, a salary of $105,000 (2003 - $Nil; 2002 - $Nil) was paid to a director and officer. In addition, $50,000 was also paid on behalf of the same director and officer for relocation expenses.

     c) During the year, consulting fees of $27,921 (2003 - $Nil; 2002 - $Nil) were paid to a director and officer.

     d) During the year, accounting fees of $67,642 (2003 - $Nil; 2002 - $Nil) were paid to a director and an officer.

     e) During the year, accounting fees of $Nil (2003 - $6,500; 2002 - $7,000) were paid to a former director and officer.

     f)  During the year, legal fees of $90,309 (2003 - $11,378; 2002 - $Nil)
         were paid to a law firm where an officer of the Company is a partner.

8.   INCOME TAXES

     The components of the future income tax asset are as follows:

     Future income tax assets                           2004             2003
     ---------------------------------------------------------------------------
     Tax benefit of loss carry-forwards             $  386,000       $  136,000
     Valuation allowance                              (386,000)        (136,000)
                                                    ----------------------------
     Net future income tax assets                   $      --        $      --
                                                    ----------------------------

     The Company reassessed its future tax assets at each balance sheet date. At December 31, 2004, the Company has provided for a valuation allowance to recognize that a future income tax asset is recognized only to the extent that it is more likely than not that sufficient taxable income will be available to allow an unrecognized future income tax asset to be realized.

     The Company has approximately $761,221 of deferred mineral expenditures available as at December 31, 2004 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


     The non-capital losses totalling approximately $1,084,000 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

                                             Non-Capital Losses
                                             ------------------
     2005                                       $     36,000
     2006                                             40,000
     2007                                             54,000
     2008                                             70,000
     2009                                             95,000
     2010                                             77,000
     2014                                            712,000
                                                ------------
                                                $  1,084,000
                                                ------------

     The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization.

9.   COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform with the current year presentation.

10.  COMMITMENTS

     a) During the year, the Company signed a lease agreement for the rental of office space. The lease expires November 29, 2007. The future minimum lease obligations are as follows:

                                                   Amount
                                                ------------
         2005                                   $     34,012
         2006                                         34,012
         2007                                         30,920
                                                ------------
                                                $     98,944
                                                ------------

     b) By agreement dated March 29, 2004, the Company entered into a two-year employment agreement with a director and officer. Compensation is $11,500 per month. In addition, the employment agreement also includes a discretionary bonus and reimbursement of moving expenses. This agreement is renewable at the end of two years with mutual consent. The Company may terminate the agreement at any time but will be responsible to pay:

         i) Twelve months salary if the termination is within the first year of the agreement; ii) Twenty-four months salary if the termination is after the first year of the agreement; and iii) Twenty-four months salary if the termination is a result of a change in control of the Company.

11. DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

     a) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         independent report for United States GAAP purposes, therefore, the Company's mineral property costs would have been written off.

     b) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

                                                                    Year Ended      Year Ended      Year Ended
                                                                   December 31     December 31     December 31
                                                                       2004            2003            2002
                                                                  ---------------------------------------------
         Loss for the period as reported                          $ (1,701,098)   $  (312,354)    $   (62,147)
         Add back write-off of mineral property costs                      --         241,520             --
         Less mineral property expenditures during the year           (761,221)           --         (152,000)
                                                                  ---------------------------------------------
         Loss for the period in accordance with
         United States GAAP                                       $ (2,462,319)   $   (70,834)    $  (214,147)
                                                                  ---------------------------------------------

                                                                    Year Ended      Year Ended      Year Ended
                                                                   December 31     December 31     December 31
                                                                       2004            2003            2002
                                                                  ---------------------------------------------
         Primary loss per share for the year in accordance
          with United States GAAP                                    $ (0.15)        $ (0.01)        $ (0.03)
                                                                  ---------------------------------------------

     c) The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

                                                                    Year Ended      Year Ended      Year Ended
                                                                   December 31     December 31     December 31
                                                                       2004            2003            2002
                                                                  ---------------------------------------------
         Deficit - As reported                                    $ (7,457,215)   $ (5,756,117)   $ (5,443,763)
         Less capitalized mineral property costs                      (761,221)            --         (241,520)
                                                                  ---------------------------------------------
         Deficit in accordance with United States GAAP            $ (8,218,436)   $ (5,756,117)   $ (5,685,283)
                                                                  ---------------------------------------------

     d) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

                                  Common Shares

                                                                                       Comprehensive
                                               Number        Amount        Deficit        Income        Total
                                             --------------------------------------------------------------------
     Shareholders' equity balance as
        reported at December 31, 2002         8,704,001    $5,605,372    $(5,443,763)   $     --     $   161,609
     Less capitalized mineral property
        costs                                       --            --        (241,520)         --        (241,250)
                                             --------------------------------------------------------------------
     Shareholders' equity in accordance
        with United States GAAP at
        December 31, 2002                     8,704,001    $5,605,372    $(5,685,283)   $     --     $   (79,641)
                                             --------------------------------------------------------------------
     Shareholders' equity balance as
        reported at December 31, 2003         8,704,001    $5,738,611    $(5,756,117)   $     --     $   (17,506)
     Less capitalized mineral property
        costs                                       --            --             --           --         241,250
                                             --------------------------------------------------------------------
     Shareholders' equity in accordance
        with United States GAAP at
        December 31, 2003                     8,704,001    $5,738,611    $(5,756,117)   $     --     $   223,744
                                             --------------------------------------------------------------------
     Shareholders' equity balance as
        reported at December 31, 2004        19,454,001   $14,593,350    $(7,457,215)   $     --     $ 7,136,135
     Less capitalized mineral property
        costs                                       --            --        (761,221)         --        (761,221)
                                             --------------------------------------------------------------------
     Shareholders' equity in accordance
        with United States GAAP at
        December 31, 2004                    19,454,001   $14,593,350    $(8,218,436)   $     --     $ 6,374,914
                                             --------------------------------------------------------------------

     e)  NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         completed after June 30, 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on January 1, 2002, with no material impact on its financial statements.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on January 1, 2003, with no material impact on its financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No.
         121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on January 1, 2003, with no material impact on its financial statements.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized rateably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on January 1, 2003 with no material impact on its financial statements.

         In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

         In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company effective January 1, 2003 has used APB25 therefore adoption of SFAS No. 148 is not required.

         In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements.

         On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149, as required, on July 1, 2003, with no material impact on its financial statements.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or

TLC Ventures Corp.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 AND 2002
Canadian Funds


         modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150, as required, on July 1, 2003, with no material impact on its financial statements.

         In December 2003, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance included in Tope 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a material effect on the Company's financial statements.

         In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

         In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

                          ITEM 18. FINANCIAL STATEMENTS
================================================================================

We have elected to provide financial statements pursuant to Item 17. Financial Statements.

                                ITEM 19. EXHIBITS
================================================================================

The following Exhibits are filed with this Registration Statement:

EXHIBIT
REFERENCE #        NAME
-----------        ----


1.1       Notice of Articles

1.2       Articles, effective August 12, 2004

4.1 Point Leamington Agreement between TLC Ventures Corp. and Rubicon Minerals Corporation and stock purchase agreement dated February 13, 2004 between TLC Ventures Corp. and Rubicon Minerals Corporation.

4.2 Escrow Agreement dated May 7, 2004 among Pacific Corporate Trust Company, TLC Ventures Corp., Ed Farrauto and Richard Henley

4.3 Escrow Agreement dated December 10, 2003 among Pacific Corporate Trust Company, TLC Ventures Corp., Doug Forster and Blayne Johnson

4.4 Agreement dated December 12, 2004 between TLC Ventures Corp. and Endeavor Financial Ltd.

4.5 Strategic Alliance Agreement dated December 11, 2003 between TLC Ventures Corp. and Orogen Holdings (BVI) Ltd.

4.6 Sublease Agreement, dated March 5, 2004, among TLC Ventures Corp., Ontrea Inc. and Forbes Travel International Ltd.

4.7       Stock Option Plan


4.8       Form of Stock Option Agreement for officers and directors

4.9       Form of Indemnity Agreement for officers and directors

15.1      Consent of Staley Okada & Partners, Chartered Accountants

15.2      Consent of HATCH Associates Ltd.

15.3 The Point Leamington Massive Sulphide Deposit Independent Technical Report, dated April 14, 2004, prepared by Callum Grant, P.Eng. and Gary Giroux, P.Eng. of HATCH Associates Ltd. of Vancouver, BC.

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

Dated:  April 22, 2005

                                       TLC VENTURES CORP.,
                                       A BRITISH COLUMBIA COMPANY

                                       /s/ DR. SALLY L. EYRE
                                       ------------------------------------
                                       Dr. Sally L. Eyre
                                       Chief Executive Officer and Director